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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              LCS INDUSTRIES, INC.
                           (Name of Subject Company)

                              LCS INDUSTRIES, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  501822 20 9
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 WILLIAM RELLA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              LCS INDUSTRIES, INC.
                               120 BRIGHTON ROAD
                         CLIFTON, NEW JERSEY 07012-1694
                                 (973) 778-5588
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                With a copy to:

                           PETER B. HIRSHFIELD, ESQ.
                           KIRKPATRICK & LOCKHART LLP
                          1251 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                 (212) 536-3900

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is LCS Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 120 Brighton Road, Clifton, New Jersey 07012-1694. This Solicitation/Recommendation-Statement on Schedule 14D-9 (this "Statement") relates to the Company's common stock, par value $.01 per share (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by Catalog Acquisition Co., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of CustomerONE Holding Corporation, a Delaware corporation ("Parent"), described in the Tender Offer Statement on Schedule 14D-1 filed on December 23, 1998 (the "Schedule 14D-1"), to purchase all outstanding shares (the "Shares") of Common Stock at a price of $17.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 17, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company, which shall be canceled with no payment being made with respect thereto, and other than Shares, if any, held by any stockholder who properly demands to receive payment of the fair value of such stockholder's Shares in accordance with the DGCL) will be canceled and converted automatically into the right to receive $17.50 in cash or any higher price paid per Share in the Offer (the "Merger Consideration"), without interest thereon. A copy of the Merger Agreement is filed herewith as Exhibit (c)(1) and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of Purchaser and Parent are located at 8117 Preston Road, Dallas, Texas 75225.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Except as described in this Item 3(b), there are no material contracts, agreements, arrangements or understandings nor any actual or potential conflicts of interest, as of the date hereof, between the Company or its affiliates and
(i) the Company's executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

GENERAL INFORMATION ABOUT THE BOARD OF DIRECTORS OF THE COMPANY

     Each director of the Company who is not an officer of the Company receives a $10,000 annual director's fee and a $1,000 fee for each meeting of the Company's Board of Directors (the "Board of Directors") he attends. Directors who are officers of the Company do not receive any additional compensation for service as directors. In addition, pursuant to the terms of the Company's 1996 Non-Employee Directors Stock Option Plan (the "Directors Plan"), on the fifth business day following the public release of the Company's annual earnings for any fiscal year in which the sales and net earnings per Share increases by more than 5% over the prior fiscal year's (subject to antidilution adjustments), each non-employee director, who has been a non-

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

employee director at all times during the fiscal year, would be granted a non-qualified option to purchase 11,000 Shares. Each such option would become exercisable pro rata over the five-year period following, and have an exercise price per Share equal to the fair market value of the Shares on, the date of grant. The Directors Plan provides for the granting of options covering up to 250,000 Shares.

1983 AND 1993 INCENTIVE STOCK OPTION PLANS

     The Company has an Incentive Stock Option Plan (the "1993 Option Plan") which was adopted and became effective in May 1993. The 1993 Option Plan permits the granting of incentive stock options to certain officers and other employees to purchase Shares. Any such options would be exercisable at a price not less than the fair market value of the Shares on the date such options are granted. The aggregate number of Shares which may be issued under the 1993 Option Plan is 2,200,000. The Company's 1983 Incentive Stock Option Plan (the "1983 Option Plan") expired on May 24, 1993. Both the 1983 Option Plan and the 1993 Option Plan are qualified under Section 422 of the Internal Revenue Code of 1986, as amended.

OTHER OPTIONS

     Non-employee directors have been granted non-qualified options, with an exercise price equal to the fair market value on the date of grant, to purchase 48,000 Shares. An officer has been granted non-qualified options, with an exercise price of $5.75 per Share to purchase 25,000 Shares. These options were not granted under any of the plans described above.

OPTIONS HELD UNDER THE 1983 OPTION PLAN, 1993 OPTION PLAN AND DIRECTORS PLAN.

                                                                                           TOTAL
                       OPTIONS OUTSTANDING   OPTIONS OUTSTANDING                          NUMBER
                       AS OF 9/30/98 UNDER   AS OF 9/30/98 UNDER   OPTIONS OUTSTANDING      OF
                            THE 1983              THE 1993         AS OF 9/30/98 UNDER    OPTIONS     RANGE OF OPTION
        NAME               OPTION PLAN           OPTION PLAN       THE DIRECTORS PLAN      HELD         PRICES (1)
        ----           -------------------   -------------------   -------------------   ---------    ---------------
William Rella........        88,000                 80,000                  n/a           168,000     $ 2.61 - $15.00
Lon Mandel...........             0                      0                  n/a                 0                 n/a
Marvin Cohen.........             0                 61,000                  n/a            61,000(2)  $ 3.25 - $16.85
Pat Frustaci.........             0                 54,000                  n/a            54,000     $ 3.86 - $14.00
James Quinlan........             0                  9,500                  n/a             9,500     $12.75 - $15.50
Joseph Barbaro.......           n/a                    n/a               11,000            11,000(3)  $         15.00
Bernard Ouziel.......           n/a                    n/a               22,600            22,600(4)  $ 3.53 - $16.00
Total................        88,000                204,500               33,600           530,600

---------------

(1) Prices are rounded to the nearest cent.
(2) Mr. Cohen also has other non-plan options to purchase 25,000 Shares at an exercise price of $5.75 per Share.
(3) Mr. Barbaro also has other non-plan options to purchase 4,000 Shares at an exercise price of $5.38 per Share.
(4) Mr. Ouziel also has other non-plan options to purchase 44,000 Shares at an exercise price of $2.05 per Share.

EMPLOYMENT AGREEMENTS

     The Company has entered into a one-year employment agreement with the Vice President-Finance, Pat Frustaci, pursuant to which the Company will pay a base salary of $165,000 to Mr. Frustaci for fiscal year 1999 and awarded him a bonus of $50,000 for fiscal year 1998. This agreement expires in August 1999 but may be renewed by the Company on December 31, 1998. If it is not renewed, Mr. Frustaci will receive six months severance pay following its expiration in August 1999.

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

     The Company has entered into an employment agreement with Mr. Mandel pursuant to which the Company pays him an annual base salary of $180,000 and awards him a bonus equal to 25% of the pre-tax profits of The SpeciaLISTS Ltd.

     The Company has entered into an incentive compensation arrangement with Mr. Rella pursuant to which Mr. Rella is entitled to a bonus equal to 33% of the first $1,000,000 of pre-tax profits of the fulfillment division of the Company and 25% of all said pre-tax profits in excess of $1,000,000, with a maximum bonus payable equal to $640,000.

     The Company has an arrangement with Mr. Cohen pursuant to which Mr. Cohen is entitled to a bonus equal to 2% of the pre-tax profits of the international communications division of the Company.

RETENTION BONUS ARRANGEMENTS

     The Company has entered into agreements with Messrs. Frustaci and Mandel pursuant to which the Company will pay $75,000 to each such individual if he remains an employee until the Merger or a similar transaction is consummated.

     The Company has entered into an agreement with Mr. Quinlan pursuant to which the Company will pay $15,000 to him if he remains an employee until the Merger or a similar transaction is consummated.

DEFERRED COMPENSATION PLAN

     Messrs. Rella, Mandel, Cohen and Frustaci all participate in an executive deferred compensation plan established by the Company whereby each such individual may contribute up to $30,000 per calendar year to a trust invested for his benefit. The Company will match 30% of each such individual's contribution per calendar year.

     Mr. Quinlan participates in a management deferred compensation plan established by the Company pursuant to which he may contribute up to $10,000 per calendar year to a trust invested for his benefit. The Company will match 20% of his contribution per calendar year.

CERTAIN RELATIONSHIPS

     Mr. Ouizel performed legal services for the Company during the fiscal year ended September 30, 1998. The firm of Phillips Gold and Company, LLP, of which Mr. Barbaro is a partner, performed accounting, tax and other consulting services during the fiscal year ended September 30, 1998 for the Company.

THE MERGER AGREEMENT

     The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit (c)(1) and is incorporated herein by reference.

     The Offer. The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to, and Parent to cause Purchaser to, commence the Offer and accept for payment, and pay for, any and all Shares tendered pursuant to the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, together with any Shares then beneficially owned by Purchaser and Parent, would represent at least a majority of the Shares outstanding on a fully-diluted basis (or, at the option of Parent, a lesser number equaling a majority of the Shares on an issued and outstanding basis ) (the "Minimum Condition") and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") having expired or been terminated; provided, however, that Purchaser may not, without the Company's written consent, waive the Minimum Condition. Purchaser expressly reserves the right to modify the terms of the Offer; provided that, without the Company's written consent, Purchaser may not (i) reduce the number of Shares which Purchaser is offering to purchase in the Offer, (ii) reduce the Offer Price, (iii) modify or add to the conditions set forth in the Merger Agreement,
(iv) change the form of consideration payable in the Offer or (v) otherwise amend or modify the Offer in any manner adverse to the

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holders of the Shares. Notwithstanding the foregoing, if on any scheduled
Expiration Date (as defined in the Merger Agreement) the number of Shares that have been physically tendered and not withdrawn are more than 50% of the Shares outstanding on a fully-diluted basis but less than 90% of the outstanding shares of each class of capital stock of the Company on a fully-diluted basis, Purchaser may extend the Offer for up to 10 additional business days from the date that all conditions to the Offer (other than the Minimum Condition) shall first have been satisfied, so long as Purchaser irrevocably waives the satisfaction of any condition which relates to the occurrence of a Material Adverse Effect (as defined in the Merger Agreement) on the Company. Further, Purchaser may extend the Offer beyond any scheduled Expiration Date up to February 24, 1999 if, at the initial Expiration Date of the Offer or any extension thereof, certain conditions are not satisfied or waived.

     Recommendation. The Company approves of and consents to the Offer and represents that the Board of Directors, at a meeting duly called and held, has with the affirmative vote of at least a majority of the members of the Board of Directors (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair and in the best interests of the holders of the Shares and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, which approvals constitute approval of the Merger Agreement, the Offer and the Merger for purposes of Section 203 of the DGCL, and (ii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to Purchaser and, if required, approve and adopt the Merger Agreement and the Merger, which recommendation may not be withdrawn, modified or amended except as permitted by certain provisions in the Merger Agreement.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which the Company and Purchaser file a certificate of merger with the Secretary of State of the State of Delaware (the "Certificate of Merger") and make all other filings or recordings required by the DGCL in connection with the Merger, Purchaser shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Purchaser shall cease. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such date as is agreed between the parties and is specified in the Certificate of Merger (the "Effective Time"). As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will be the Surviving Corporation. The Merger shall have the effects set forth in the DGCL. In the event that Parent, Purchaser or any other subsidiary of Parent shall acquire at least 90% of the outstanding shares of each class of capital stock of the Company, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders, in accordance with Section 253 of the DGCL.

     At the Effective Time, (i) each share of the common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; (ii) any Shares held by the Company as treasury stock and any Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor; and (iii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with (ii) hereof and any Shares as to which appraisal rights have been perfected pursuant to Section 262 of the DGCL) shall be converted into the right to receive $17.50 in cash, without interest.

     Company Option Plans and Employee Stock Purchase Plan. Immediately prior to the Effective Time, each then outstanding option (collectively, the "Options") to purchase or acquire Shares under the Company's 1983 Qualified Stock Option Plan, the Company's 1993 Qualified Stock Option Plan, the Company's 1993 Non-Qualified Non-Employee Directors Stock Option Plan and the Company's 1996 Non-Qualified Non-Employee Directors Stock Option Plan (collectively, the "Option Plans"), whether or not then exercisable or vested, shall be canceled, and each holder of any such Option shall be paid at the Effective Time for each such Option an amount determined by multiplying (i) the excess, if any, of $17.50 per Share over the applicable exercise price of such Option by (ii) the number of Shares such holder could have
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

purchased (assuming full vesting of all options) had such holder exercised such Option in full immediately prior to the Effective Time. Prior to the Effective Time, the Company shall use its best efforts (i) to obtain any consents from holders of Options and (ii) make any amendments to the terms of the Option Plans or compensation plans or arrangements, to the extent such consents or amendments are necessary to give effect to the transactions contemplated by the Merger Agreement. Notwithstanding any other provision of this paragraph, payment may be withheld in respect of any such Options until necessary consents are obtained. The Company shall also promptly amend the 1994 Employee Stock Purchase Plan to provide for (i) the suspension of participation during any offering periods commencing subsequent to the date of the Merger Agreement for the pendency of the Merger and subject to the successful completion of the Merger and (ii) the termination of the 1994 Employee Stock Purchase Plan as of the Effective Time.

     Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of Shares by Parent or any of its subsidiaries which represent at least a majority of the outstanding Shares, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of
(i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent and any of their affiliates (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding. The Company shall take all action necessary to cause Purchaser's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. At such times, the Company will use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage as such individuals represent on the Company's Board of Directors of each Committee of the Board of Directors (other than a Committee established to take action under the Merger Agreement), each Board of Directors of any subsidiary of the Company (individually, a "Subsidiary" and collectively, the "Subsidiaries") and each Committee of each such board. Notwithstanding the foregoing, until the Effective Time, the Company shall retain as members of its Board of Directors at least two directors who are directors of the Company on the date hereof.

     From and after the time, if any, that Parent's designees constitute a majority of the Company's Board of Directors, (i) any amendment of the Merger Agreement or the Certificate of Incorporation or ByLaws of the Company, (ii) any termination of the Merger Agreement by the Company, (iii) any extension of time for performance of any of the obligations of Parent or Purchaser thereunder,
(iv) any waiver of any condition to the obligations of the Company or of the Company's rights thereunder, (v) any amendment or change to the policies of directors' and officers' liability insurance maintained by the Company and its Subsidiaries on the date of the Merger Agreement, (vi) any amendment or change to, or decision in connection with, the indemnification of the individuals who on or prior to the Effective Time, were officers, directors, employees or agents of the Company or any of its Subsidiaries under the certificate of incorporation or bylaws of the Company, the certificate or bylaws of any Subsidiary, or any existing agreement between such person or persons and the Company or a Subsidiary of the Company and (vii) any amendment or change to any Option Plan or modifications to existing compensation policies or severance obligations may be effected only with the concurrence of a majority of the directors of the Company then in office who were directors of the Company on the date of the Merger Agreement.

     Company Stockholder Meeting. Pursuant to the Merger Agreement, in the event that the affirmative vote of the stockholders is required to approve the Merger under the DGCL, the Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of voting on the approval and adoption of the Merger Agreement.

     If a Company Stockholder Meeting is required, the Merger Agreement provides that the Company will promptly prepare and file with the Commission a preliminary proxy or information statement (the "Proxy Statement") relating to the Merger and the Merger Agreement. The Company has agreed, subject to the fiduciary duties of its Board of Directors as advised by counsel, to include in the Proxy Statement the recommendation of the Board of Directors that the stockholders approve and vote in favor of the adoption of
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

the Merger Agreement and the Merger. Parent has agreed to vote or cause to be voted all Shares then owned by it, Purchaser or any of its other subsidiaries and affiliates, in favor of approval of the Merger and the adoption of the Merger Agreement. In the event that Purchaser acquires at least 90% of the outstanding shares of each class of capital stock of the Company, pursuant to the Offer or otherwise, the parties to the Merger Agreement agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company.

     Covenants of the Company. From the date of the Merger Agreement until the Effective Time, the Company and its Subsidiaries have agreed to conduct their business in the ordinary course, consistent with past practices, and have agreed to use their best commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers, employees and business associates. Without limiting the generality of the foregoing, other than (i) in the ordinary course of business consistent with past practices, (ii) as set forth on the Company Disclosure Schedule (as defined in the Merger Agreement),
(iii) as specifically contemplated by Merger Agreement or (iv) with the written consent of Parent or Purchaser (such consent which shall not be unreasonably withheld), from the date hereof until the Effective Time, the Company will not:

          (a) declare, set aside or pay any dividend (other than regular quarterly dividends) or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any Subsidiary of the Company of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any Subsidiary of the Company;

          (b) issue or sell any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or any Subsidiary of the Company, other than issuances pursuant to the exercise of options outstanding on the date hereof and disclosed on the Company Disclosure Schedule;

          (c) amend any material term of the certificate of incorporation, by-laws or any outstanding security of the Company or any Subsidiary of the Company;

          (d) split, combine or reclassify its outstanding capital stock;

          (e) incur, assume or guarantee by the Company or any Subsidiary of the Company of any indebtedness for borrowed money;

          (f) make any loan, advance or capital contribution to or invest in any Person;

          (g) cause or willfully permit any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Subsidiary of the Company which has had or could reasonably be expected to have a Material Adverse Effect;

          (h) enter into any transaction, commitment, contract or agreement by the Company or any Subsidiary of the Company relating to their assets or business (including the acquisition or disposition of any assets) or relinquish any contract or other right, in either case, that have had or could reasonably be expected to have a Material Adverse Effect, other than those contemplated by the Merger Agreement;

          (i) neither the Company nor any Subsidiary of the Company shall pay, discharge, or satisfy any material claims, liabilities or other obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred since the most recent date thereof pursuant to an agreement or transaction described in the Merger Agreement or incurred in the ordinary course of business, consistent with past practices;

          (j) neither the Company nor any Subsidiary of the Company will amend or modify any existing Affiliate Transaction (as defined in the Merger Agreement) or enter into any new Affiliate Transaction other than with the prior written consent of Parent;

          (k) change any method of accounting or accounting practice by the Company or any Subsidiary of the Company, except for any such change required by reason of a concurrent change in United States generally accepted accounting principles;

          (l) (1) grant any severance or termination pay to any director, officer or employee of the Company or any Subsidiary of the Company, (2) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any Subsidiary of the Company, (3) increase the benefits payable under any existing severance or termination pay policies or employment agreements or (4) increase the compensation, bonus or other benefits payable to any director, officer or employee of the Company or any Subsidiary of the Company; or

          (m) authorize any of, or commit or agree to take any of, the foregoing actions except as otherwise permitted by the Merger Agreement.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that, from and after the date of the Merger Agreement, the Company and its Subsidiaries will not, and the Company will use its reasonable efforts to ensure that the respective officers, directors, employees, agents, advisors or other representatives of the Company and its Subsidiaries will not, directly or indirectly, (i) solicit, initiate or encourage any Acquisition Proposal (as defined below) or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any Subsidiary of the Company or afford access to the properties, books or records of the Company or any Subsidiary of the Company to, any Person concerning an Acquisition Proposal; provided that, if the Board of Directors determines in good faith, after consultation with outside legal counsel to the Company, that the failure to engage in such negotiations or discussions or provide such information would likely be inconsistent with the Board of Directors' fiduciary duties under applicable law, the Company may in response to an Acquisition Proposal, which must be a Superior Proposal (as defined below), furnish information with respect to the Company and its Subsidiaries pursuant to a confidentiality agreement and participate in negotiations and enter into agreements regarding such Acquisition Proposal. The Company will promptly inform Parent as to the fact that information is to be provided and the identity of the third party after receipt of any Acquisition Proposal and will keep Parent informed of the status and details of any such Acquisition Proposal, indication or request. For purposes of the Merger Agreement, "Acquisition Proposal" means any offer or proposal for a merger or other business combination involving the Company or any Subsidiary of the Company or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary of the Company, other than the transactions contemplated by the Merger Agreement. For purposes of the Merger Agreement, "Superior Proposal" means any bona fide Acquisition Proposal, which proposal was not solicited by the Company after the date of the Merger Agreement, made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities (the value of any such securities to be determined in good faith with the advice of a nationally recognized investment banking firm) more than a majority of the Shares then outstanding or all or substantially all of the assets of the Company, and otherwise on terms which the Board of Directors determines in good faith to be more favorable to the Company and its stockholders than the Offer and the Merger (based on advice of the Company's financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and Merger) and has a reasonable prospect of being consummated in accordance with its terms. Furthermore, nothing contained in the Merger Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or from making such disclosure to the Company's stockholders or making such disclosure as may be required by applicable law.

     Director and Officer Insurance. Pursuant to the Merger Agreement, Parent, Purchaser, and the Company agree that all rights to indemnification and all limitations on liability existing in favor of any Indemnitees (as defined in the Merger Agreement) provided in the Company's Certificate of Incorporation, the Company's By-laws or a Material Contract (as defined in the Merger Agreement) as in effect as of the date of the Merger Agreement shall survive the Merger and continue in full force and effect. For five years after the Effective Time, Parent will, and will cause the Surviving Corporation to, provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof. Parent agrees that, should the Surviving Corporation fail to comply with the obligations of this section, Parent shall be responsible therefor. It is understood that the Indemnitees will seek to be reimbursed for any liability or loss from such Indemnitee's liability insurance policy prior to seeking any other reimbursement provided for herein, including that referred to in the first sentence of this section.

     Employee Benefits. Pursuant to the Merger Agreement, for a period of one year immediately following the Closing Date (as defined in the Merger Agreement), Parent agrees to cause the Surviving Corporation and its subsidiaries to provide to all Continuing Employees (as defined in the Merger Agreement) coverage under existing benefit plans or arrangements which is no less favorable than those provided to the employees immediately prior to the Closing Date. During the second year following the Closing Date, Parent agrees to cause the Surviving Corporation and its Subsidiaries to provide Continuing Employees coverage under benefit plans and arrangements no less favorable in the aggregate than those provided to the employees immediately prior to the Closing Date. Parent shall, and shall cause its subsidiaries to, honor in accordance with their terms all agreements, contracts, arrangements, commitments and understandings described in the Company Disclosure Schedule.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning its respective business, patents and other proprietary rights, compliance with law, governmental authorization, non-contravention, litigation, employee benefit plans, taxes, material contracts, environmental and other matters.

     Conditions to Certain Obligations. The obligations of the Company, Purchaser and Parent to consummate the Merger are subject to the satisfaction on or prior to the Effective Time of the following conditions, except to the extent permitted by applicable law, that such conditions may be waived: (i) if required by the DGCL, the adoption by the stockholders of the Company of the Merger Agreement in accordance with such law; (ii) any applicable waiting period under the HSR Act to the Merger shall have expired; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and (iv) Parent or Purchaser shall have purchased the Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Merger contemplated therein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof: (i) by the mutual written consent of Parent, Purchaser and the Company; (ii) by either the Company or Parent, if the Offer has not been consummated by February 24, 1999; provided, however, that the right to terminate the Merger Agreement under this paragraph shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to meet the date requirements of this paragraph; (iii) by either the Company or Parent, if there shall be any law or regulation that makes consummation of the Merger illegal or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; (iv) by the Company, if Parent or Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect; (v) by Parent, if the Company breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect; or (vi) by either the Company or Parent, upon the Company entering into a definitive agreement in connection with an Acquisition Proposal that the Board of Directors determines in good faith, after consultation with its legal counsel is a Superior Proposal. The party desiring to terminate the Merger Agreement pursuant to clauses (ii), (iii), (iv), (v) or
(vi) shall give written notice of such termination to the other party in accordance with the notice procedures set forth in the Merger Agreement.

     Effect of Termination. (a) In the event of the termination of the Merger Agreement as provided above, the Merger Agreement shall become void and of no effect with no liability on the part of Parent, Purchaser or the Company other than, with respect to Parent, Purchaser and the Company, the obligations pursuant to, among others, the Merger Agreement section entitled "Effect of Termination," sections of the Merger Agreement relating to "Finders Fees" and "Expenses" and the agreement by Parent to hold confidential any nonpublic information received in accordance with the provisions of the Confidentiality Agreement. Nothing contained in the Merger Agreement section entitled "Effect of Termination" shall relieve Parent, Purchaser or the Company from liability for willful breach of the Merger Agreement. Furthermore, in the event that the Merger Agreement is terminated by the Company pursuant to the provision described in clause (vi) above under "Termination," the Company shall pay to Parent by wire transfer of immediately available funds to an account designated by Parent on the next business day following such termination an amount equal to $3,000,000.

     Expenses. All costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such cost or expense.

     Amendments; No Waivers. Except as otherwise provided in the Merger Agreement, any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Purchaser or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders: (i) reduce the Offer Price; (ii) alter or change the Merger Consideration to be received in exchange for the Shares, or
(iii) alter or change any of the terms or conditions of the Merger Agreement if such alteration or change could adversely affect the holders of any shares of capital stock of the Company. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

THE CONFIDENTIALITY AGREEMENT

     The following is a summary of the Confidentiality Agreement entered into by Donaldson, Lufkin & Jennette Securities Corporation ("DLJ"), on behalf of the Company, and Onex Corporation ("Onex"), a corporation organized under the laws of Canada, on behalf of Parent, Onex's subsidiary.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Onex agreed to keep confidential all nonpublic, confidential or proprietary information (the "Evaluation Material") furnished to it by the Company relating to the Company, subject to certain exceptions, and to use the Evaluation Material solely in connection with evaluating a possible transaction involving the Company, Onex and one or more of its affiliates and not in any manner detrimental to the Company. Onex has agreed that, for a period of eighteen months from the date of the Confidentiality Agreement, unless it shall have been specifically invited in writing by the Board of Directors of the Company to do so, none of Onex, its affiliates or its representatives will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a "group" (as defined under the Exchange Act) with respect to the Company or any of its subsidiaries or any of their respective securities or assets; (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company; (d) take any action which might force the Company to make a public announcement regarding any of the types of matters described in clause (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. Onex also agreed that, for a period of eighteen months from the date of the Confidentiality Agreement, neither it nor any of its affiliates will knowingly, as a result of information obtained from the Evaluation Material: (i) divert or attempt to divert any business or customer of the Company or any of its affiliates, nor (ii) employ or attempt to employ or divert any employee of the Company or any of its affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     On December 17, 1998, the Board of Directors of the Company unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the Merger Agreement and the transactions contemplated thereby, including the terms of the Offer and the Merger, are fair to and in the best interests of the Company's stockholders. The Board of Directors unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     A copy of a letter to all stockholders of the Company communicating the recommendation of the Board of Directors and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(2) and
(a)(3), respectively, and are incorporated herein by reference.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Company, founded in 1969, provides outsourced direct marketing services and specializes in fulfillment, list marketing and computer services. In July and August 1997, the Company interviewed several investment banking firms for the purpose of selecting a firm to advise the Company with respect to its strategic alternatives for enhancing stockholder value. In September 1997, the Company retained DLJ for this purpose.

     During the fall of 1997, DLJ identified certain potential buyers of the Company. The Company had preliminary discussions with a potential acquiror which ended in January 1998 when agreement on basic terms could not be reached.

     In March 1998, the Company announced that it had retained DLJ to advise the Company on its growth strategy, including potential acquisitions, joint ventures or other opportunities. After such announcement, the Company examined a number of possible acquisitions and participated in an auction process regarding a possible acquisition by the Company, including conducting extensive due diligence, before deciding, based on price considerations, not to make a final bid.

     Throughout 1998, in connection with a possible sale of the Company, 32 potential strategic and financial buyers were contacted by DLJ on behalf of the Company or contacted DLJ. Nineteen of those contacted signed confidentiality agreements and received confidential packages concerning the Company. Ten of those who received those packages submitted preliminary indications of interest. All but one of those 10 proceeded to a second phase during which the Company and DLJ distributed additional confidential information regarding the Company's operations and projected financial performance, conducted management presentations and facility tours, and followed up on questions by means of meetings with Company management, as requested. Also distributed was a form of merger agreement that contemplated a cash tender offer followed by a merger.

     During the fall of 1998, five bidders, including Parent, continued in the process. On September 9, 15, and 18, October 30 and November 19, 1998, the Board of Directors met to discuss the status of DLJ's efforts and the terms and structures of the non-binding written proposals it had received from four of those bidders, excluding Parent. Various formal and informal presentations concerning the process were made to the Board of Directors by Company management prior to these meetings.

     On December 2, 1998, Parent submitted a non-binding written indication of interest to purchase the Company at a price equal to $16.75 per Share in cash, by means of a tender offer and a subsequent merger to acquire the Shares not purchased in the tender offer. On December 3, 1998, the Board of Directors met to discuss Parent's proposal. After this Board meeting and following discussions between DLJ and Parent's chairman, Seth M. Mersky, Parent agreed to increase the purchase price to $17.25 per Share and to make certain other changes, subject to negotiation of a definitive agreement and completion of its due diligence. After further discussion with the Board of Directors, DLJ again spoke with Mr. Mersky and, later in the evening on December 3, 1998, Parent agreed to increase the purchase price to $17.50, subject to negotiation of a definitive agreement and completion of its due diligence. On December 3, 1998, Parent and the Company executed a letter in which the Company agreed to deal exclusively with Parent until December 15, 1998 plus one five-day extension. Between December 3 and December 17, 1998, Parent and the Company and their respective professional advisors negotiated the terms and conditions of the Merger Agreement and Parent completed its legal and financial due diligence. On December 17, 1998, the Board of Directors authorized William Rella, the Company's President and Chief Executive Officer, to execute the Merger Agreement, and on that same date the Merger Agreement was executed and delivered, which was announced publicly before the Shares opened for trading on that date. The Company's press release announcing the execution of the Merger Agreement and the terms of the Offer and Merger is filed as Exhibit(a)(3) hereto and is incorporated herein by reference.

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board of Directors considered a number of factors, including:

     1. The Board of Directors' view that a sale of the Company at this time is in the best interests of the Company and its stockholders in light of: (a) the prospects for the Company, including uncertainty concerning future levels of business from several significant customers of the Company and the potential for increased business from other customers; (b) the concern that the Company lacked sufficient critical mass to successfully obtain new major client contracts; (c) the inability of the Company to identify one or more suitable candidates for acquisition at prices it considered reasonable; and (d) the recent market prices for the Shares, the nature of the liquidity and trading of the Shares and the absence of research coverage of the Company.

     2. The terms and conditions of the Merger Agreement (including, without limitation, the $17.50 per Share cash amount to be paid by Parent), which the Board of Directors views as favorable to the Company's stockholders.

     3. The opinion of DLJ presented to the Board of Directors on December 17, 1998 that the Offer Price of $17.50 per Share to be paid in the Offer and the Merger is fair to the holders of the Shares (other than Parent and Purchaser) from a financial point of view (the "Fairness Opinion"). In considering such opinion, the Board of Directors was aware that, upon delivery thereof, DLJ became entitled to certain fees described in Item 5 in connection with its engagement by the Company.

     4. The presentation by DLJ in connection with rendering such opinion as to various financial and other considerations deemed relevant to the Board of Directors' evaluation of the Offer and the Merger including: (i) a review of the historical financial performance of the Company; (ii) a review and analysis of the historical and current market prices and trading patterns of the Shares;
(iii) the market price of the Shares in relation to the market prices and financial data of other companies engaged in similar businesses as the Company;
(iv) a review and analysis of prices and premiums paid in other comparable recent acquisition transactions; (v) a review and analysis of control premiums paid in recent acquisitions of comparable size; (vi) a discounted cash flow analysis of the Company using various financial assumptions provided by management; and (vii) an analysis of the maximum price a financial buyer would pay for the Company assuming maximum leverage ratios and minimum return on equity requirements.

     5. The Company's stockholders will realize the entire value of the purchase price without the risk of post-closing indemnification obligations.

     6. The Board of Directors' ability to withdraw or modify its approval or recommendation of the Offer, the Merger and any of the other transactions contemplated by the Merger Agreement if necessary to comply with its fiduciary duties.

     7. The Board of Directors' ability to approve and recommend a Superior Proposal if necessary for the Board of Directors to comply with its fiduciary duties. In evaluating such ability (as well as the ability to withdraw or modify its recommendation), the Board of Directors also considered the nature and amount of the termination fee payable to Parent in certain events.

     8. Parent's ability to conclude the transaction expeditiously and without any financing contingency and an equity commitment letter dated December 16, 1998 from Onex committing to provide or otherwise cause to be available sufficient funds to Parent and Purchaser to fulfill their obligations under the Merger Agreement to deliver the aggregate consideration in connection with the Offer and Merger.

     9. The Board of Directors' view of the impact of the transaction on other constituencies. In this regard, the Board of Directors noted Parent's agreement to cause the Surviving Corporation and its subsidiaries to provide all active employees of the Company and its subsidiaries who continue to be employed by the Company as of the closing date of the Merger ("Continuing Employees") for a period of one year thereafter coverage under existing benefit plans or arrangements which is no less favorable than the coverage provided to such employees at the closing date of the Merger, and to provide to Continuing Employees during the second year following that closing date coverage under benefit plans and arrangements which is no less favorable in the aggregate than the coverage provided to such employees immediately prior to that closing date. The Board of Directors also determined that the proposed acquisition would benefit the Company's customers by, among other things, increasing critical mass and expanding the range of services to be offered.

     10. The Board of Directors' view that it is unlikely that there will be, within the foreseeable future, any proposal to acquire the Company which is superior to Parent's proposal.

     The foregoing discussion of factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations, although it did consider the factors described in paragraph 9 as less significant than the other factors. In addition, individual members of the Board of Directors may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the terms of a letter agreement dated September 2, 1997, as amended on April 15, 1998 (together, the "Engagement Letter"), the Company retained DLJ as the Company's exclusive financial advisor with respect to, among other things, the sale, merger, consolidation or any other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of the Company (each, a "Transaction").

     Under the terms of the Engagement Letter, DLJ is due to receive a retainer fee of $200,000 (the "Retainer Fee"). Upon delivery of the Fairness Opinion, DLJ became entitled to a fee of $250,000. Upon consummation of the Transaction contemplated by the Merger Agreement, DLJ will become entitled to additional cash compensation of $1,500,000, against which amount $100,000 of the Retainer Fee and the $250,000 paid upon delivery of the Fairness Opinion will be credited.

     The Company has promised to reimburse DLJ for its reasonable expenses (including, without limitation, legal fees and disbursements) incurred in connection with DLJ's engagement by the Company. The Company has agreed to indemnify DLJ and its controlling persons, affiliates, directors, officers, employees and agents for certain costs, expenses and liabilities to which DLJ or any other indemnified person may become subject arising in any manner out of or in connection with the rendering of services by DLJ pursuant to the Engagement Letter or upon the request of the Company.

     Except as disclosed in this Item 5, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the knowledge of the Company, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares beneficially owned by them (other than Shares issuable upon the exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in Item 3(b) and Item 4 of this Statement (which are hereby incorporated herein by reference), there is no transaction, board resolution, agreement in principle or signed contract which relates to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)(1)         -- Opinion of Donaldson, Lufkin & Jenrette Securities
               Corporation dated December 17, 1998.*
(a)(2)         -- Letter to Stockholders of the Company dated December 23,
                  1998.*
(a)(3)         -- Press Release issued by the Company on December 17, 1998.
(b)            -- None.
(c)(1)         -- Agreement and Plan of Merger, dated as of December 17,
               1998, by and among the Company, Parent and Purchaser.

---------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LCS INDUSTRIES, INC.

                                          /s/ WILLIAM RELLA
                                          William Rella
                                          President and Chief Executive Officer
Dated: December 23, 1998

                                                                  Exhibit (a)(1)

                                                                         ANNEX I

                                 DLJ LETTERHEAD

                                                               December 17, 1998

Board of Directors
LCS Industries, Inc.
120 Brighton Road
Clifton, New Jersey 07012

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of LCS Industries, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of December 17, 1998 (the "Agreement"), by and among the Company, CustomerONE Holding Corporation ("CustomerONE"), and Catalog Acquisition Co. ("Catalog"), a wholly owned subsidiary of CustomerONE, pursuant to which Catalog will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, CustomerONE will cause Catalog to commence a tender offer (the "Tender Offer") for any and all outstanding shares of common stock, par value $.01 per share ("Company Common Stock"), of the Company at a price of $17.50 per share in cash (the "Offer Price"). The Tender Offer is to be followed by the Merger in which the shares of all stockholders who did not tender would be converted into the right to receive the Offer Price.

     In arriving at our opinion, we have reviewed the Agreement, including the Annex, Schedule and Exhibits thereto. We have also reviewed that certain letter from Onex Corporation ("Onex"), the indirect parent of CustomerONE, dated December 16, 1998 committing to provide sufficient funds to CustomerONE to fulfill CustomerONE's and Catalog's obligation to deliver the consideration in connection with the Tender Offer and the Merger. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning October 1, 1998 and ending September 30, 2003 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us as set forth in the preceding paragraph. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Tender Offer and Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Tender Offer and Merger. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender into the Tender Offer or how such stockholder should vote on the proposed Merger in any required vote.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company and Onex in the past and has been compensated for such services.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Offer Price to be paid in the Tender Offer and the Merger is fair to the holders of Company Common Stock (other than CustomerONE and Catalog) from a financial point of view.

                                        Very truly yours,

                                        DONALDSON, LUFKIN & JENRETTE
                                        SECURITIES CORPORATION

                                        /s/ LOUIS P. FRIEDMAN
                                        Louis P. Friedman
                                        Managing Director

                                                                  Exhibit (a)(2)

                               LCS LETTERHEAD TOP

                               DECEMBER 23, 1998

Dear Stockholder,

     We are pleased to inform you that, on December 17, 1998, your Company entered into an agreement and plan of merger (the "Merger Agreement") with CustomerONE Holding Corporation ("CustomerONE"), a subsidiary of Onex Corporation, the ninth largest company in Canada. Pursuant to the Merger Agreement, CustomerONE, through a wholly owned subsidiary, has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock for $17.50 per share in cash. The Merger Agreement provides that, subject to the satisfaction of certain conditions, following consummation of the Offer, the Company will merge with that subsidiary (the "Merger") and the remaining public holders of shares of the Company's common stock will, subject to the exercise of their appraisal rights, receive $17.50 per share in cash. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 22, 1999.

     Your Board of Directors has unanimously approved the Merger Agreement and has determined that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and recommends that the Company's stockholders tender their shares pursuant to the Offer.

     In determining to approve the Merger Agreement and the transactions contemplated thereby, your Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9. Among other things, the Board considered the opinion of Donaldson, Lufkin and Jenrette Securities Corporation dated December 17, 1998 (a copy of which is included with the Schedule 14D-9) that the price of $17.50 per share to be paid in the Offer and the Merger is fair to the holders of the Company's common stock (other than CustomerONE and its wholly owned subsidiary) from a financial point of view.

     The attached Schedule 14D-9 describes your Board's decision and contains important information relating to such decision. We urge you to read it carefully.

     Accompanying this letter and the Schedule 14D-9 is the Offer to Purchase of CustomerONE and related materials, including a Letter of Transmittal to be used for tendering your shares. These documents describe the terms and conditions of the Offer and provide instructions regarding how to tender your shares. We urge you to read the enclosed material carefully.

                                          Very truly yours,

                                          /s/ WILLIAM RELLA
                                          William Rella
                                          President and Chief Executive Officer

                             LCS LETTERHEAD BOTTOM

                                                                  Exhibit (a)(3)

                                  PRESS RELEASE
                                  -------------

LCS Industries, Inc.
120 Brighton Road
Clifton, NJ  07012

For further information contact:
Pat R. Frustaci, Vice President-Finance, LCSI (973) 778-5588
Steven S. Anreder, Anreder Hirshhorn Silver and Company
(212) 532-3232

                      LCS Agrees to Merge with CustomerONE

LCS Industries, Inc. (NASDAQ:LCSI) and CustomerONE Holding Corporation, a subsidiary of Onex Corporation (TOR:OCX), today announced that they have entered into a definitive merger agreement pursuant to which CustomerONE will acquire all of the outstanding shares of LCS common stock at a price of $17.50 per share in cash, representing an aggregate transaction value of approximately $97.3 million. Onex Corporation, the ninth largest company in Canada, is a diversified company with 1997 consolidated revenues of $11 billion Canadian, consolidated assets of $6.4 billion Canadian and 43,000 employees.

Pursuant to the merger agreement, Customer ONE will make a cash tender offer for all of the outstanding common shares of LCS common stock. The tender offer is expected to commence next week. Consummation of the tender offer is subject to U.S. antitrust regulatory clearance and other customary closing conditions.

The tender offer is not subject to financing. Onex has agreed to provide CustomerONE with all necessary funds to affect the merger.

The Board of Directors of LCS has unanimously approved the merger and has recommended that LCS stockholders accept the tender offer and approve and adopt the merger agreement.

Commenting on the merger, William Rella, President and Chief Executive Officer of LCS said, "We are very excited about the merger with CustomerONE. It represents an opportunity for us to maximize shareholder value, increase critical mass, as well as expand the range of services we offer our clients."

LCS Industries, Inc., headquartered in Clifton, New Jersey, is a leading provider of outsourced services for direct marketing companies in the United States. LCS specializes in catalog fulfillment, list marketing and computer services.

Headquartered in Buffalo, New York, CustomerONE is an outsourced customer service and fulfillment provider. CustomerONE owns North Direct Response, Inc., a premier teleservices provider, and Softbank Services Group, a leading provider of outsourced customer service solutions.

                                                                  EXHIBIT (c)(1)

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG

                             LCS INDUSTRIES, INC.,

                        CUSTOMERONE HOLDING CORPORATION

                                      AND

                            CATALOG ACQUISITION CO.
                                  DATED AS OF

                               DECEMBER 17, 1998

                               TABLE OF CONTENTS
                                   ARTICLE I

                                   THE OFFER

                                                                               PAGE
                                                                               ----
SECTION 1.1     The Offer...................................................     1
SECTION 1.2     Company Actions.............................................     2
SECTION 1.3     Directors...................................................     3
                                    ARTICLE II
                                    The Merger
SECTION 2.1     The Merger..................................................     4
SECTION 2.2     Effect on Shares............................................     4
SECTION 2.3     Surrender and Payment.......................................     5
SECTION 2.4     Dissenting Shares...........................................     5
SECTION 2.5     Stock Options...............................................     6
SECTION 2.6     Merger Without Meeting of Stockholders......................     6
SECTION 2.7     Closing.....................................................     6
                                    ARTICLE III
                             THE SURVIVING CORPORATION
SECTION 3.1     Certificate of Incorporation................................     6
SECTION 3.2     Bylaws......................................................     6
SECTION 3.3     Directors and Officers......................................     6
                                    ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SECTION 4.1     Corporate Existence and Power...............................     7
SECTION 4.2     Corporate Authorization.....................................     7
SECTION 4.3     Governmental Authorization..................................     7
SECTION 4.4     Non-Contravention...........................................     8
SECTION 4.5     Capitalization..............................................     8
SECTION 4.6     Subsidiaries................................................     9
SECTION 4.7     SEC Documents...............................................     9
SECTION 4.8     Financial Statements; No Undisclosed Liabilities............     9
SECTION 4.9     Disclosure Documents........................................    10
SECTION 4.10    Absence of Certain Changes..................................    10
SECTION 4.11    Litigation..................................................    11
SECTION 4.12    Taxes.......................................................    11
SECTION 4.13    Employee Plans..............................................    12
SECTION 4.14    Labor Matters...............................................    13
SECTION 4.15    Compliance with Laws........................................    13
SECTION 4.16    Finders' Fees...............................................    13
SECTION 4.17    Environmental Matters.......................................    13
SECTION 4.18    Property....................................................    14
SECTION 4.19    Trademarks..................................................    14
SECTION 4.20    Material Contracts..........................................    15
SECTION 4.21    Insurance...................................................    15
SECTION 4.22    Year 2000 Compliance........................................    15

                                                                               PAGE
                                                                               ----
                                     ARTICLE V
           REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUBSIDIARY
SECTION 5.1     Corporate Existence and Power...............................    16
SECTION 5.2     Corporate Authorization.....................................    16
SECTION 5.3     Governmental Authorization..................................    16
SECTION 5.4     Non-Contravention...........................................    16
SECTION 5.5     Disclosure Documents........................................    16
SECTION 5.6     Finders' Fees...............................................    17
SECTION 5.7     Financing...................................................    17
SECTION 5.8     Solvency....................................................    17
SECTION 5.9     Share Ownership.............................................    17
SECTION 5.10    Merger Subsidiary's Operations..............................    17
                                    ARTICLE VI
                             COVENANTS OF THE COMPANY
SECTION 6.1     Conduct of the Company......................................    18
SECTION 6.2     Stockholder Meeting; Proxy Material.........................    19
SECTION 6.3     Access to Information; Confidentiality Agreement............    19
SECTION 6.4     No Solicitation.............................................    19
SECTION 6.5     Conveyance Taxes............................................    20
SECTION 6.6     Directors Stock Plan........................................    20
                                    ARTICLE VII
                                COVENANTS OF BUYER
SECTION 7.1     Obligations of Merger Subsidiary............................    20
SECTION 7.2     Voting of Shares............................................    21
SECTION 7.3     Director and Officer Insurance..............................    21
SECTION 7.4     Investment Banking Fees.....................................    21
                                   ARTICLE VIII
                        COVENANTS OF BUYER AND THE COMPANY
SECTION 8.1     Reasonable Efforts..........................................    21
SECTION 8.2     Certain Filings.............................................    21
SECTION 8.3     Public Announcements........................................    22
SECTION 8.4     Conveyance Taxes............................................    22
SECTION 8.5     Further Assurances..........................................    22
SECTION 8.6     Employee Matters............................................    22
SECTION 8.7     Stockholder Litigation......................................    22
                                    ARTICLE IX
                             CONDITIONS TO THE MERGER
SECTION 9.1     Conditions to the Obligations of Each Party.................    22

                                                                               PAGE
                                                                               ----
                                     ARTICLE X
                                    TERMINATION
SECTION 10.1    Termination.................................................    23
SECTION 10.2    Effect of Termination.......................................    23
                                    ARTICLE XI
                                                DEFINED TERMS...............    24
                                    ARTICLE XII
                                   MISCELLANEOUS
SECTION 12.1    Notices.....................................................    26
SECTION 12.2    Nonsurvival of Representations and Warranties...............    27
SECTION 12.3    Amendments; No Waivers......................................    27
SECTION 12.4    Expenses....................................................    27
SECTION 12.5    Successors and Assigns......................................    27
SECTION 12.6    Governing Law...............................................    28
SECTION 12.7    Severability................................................    28
SECTION 12.8    Third Party Beneficiaries...................................    28
SECTION 12.9    Entire Agreement............................................    28
SECTION 12.10   Counterparts; Effectiveness.................................    28

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of December 17, 1998 (this "Agreement"), by and among LCS Industries, Inc., a Delaware corporation (the "Company"), CustomerONE Holding Corporation, a Delaware corporation ("Buyer"), and Catalog Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Buyer ("Merger Subsidiary").

     WHEREAS, the respective Boards of Directors of Buyer, Merger Subsidiary and the Company have determined that it is fair to, and in the best interests of their respective stockholders to consummate the acquisition of the Company by Buyer upon the terms and subject to the conditions set forth herein; and

     WHEREAS, in furtherance of such acquisition, Buyer will cause Merger Subsidiary to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the "Offer") to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Shares") for $17.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions of this Agreement and the Offer; and

     WHEREAS, the Board of Directors of the Company has approved the Offer and resolved and agreed to recommend that holders of Shares tender their Shares pursuant to the Offer; and

     WHEREAS, also in furtherance of such acquisition, the respective Boards of Directors of Buyer, Merger Subsidiary and the Company have approved the merger of Merger Subsidiary with and into the Company in accordance with the Delaware General Corporation Law (the "DGCL") whereby each issued and outstanding Share (other than Shares held by the Company as treasury stock or owned by Buyer, Merger Subsidiary or any other subsidiary of Buyer immediately prior to the Effective Time and other than Dissenting Shares (as defined in Section 2.4 hereof)), will be converted into the right to receive the Offer Price;

     WHEREAS, Buyer, Merger Subsidiary and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger (as defined in Section 2.1) and also to prescribe various conditions to the Offer and the Merger.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE OFFER

     SECTION 1.1 The Offer. (a) Subject to the provisions of this Agreement, as promptly as practicable, but in no event later than five business days after the initial public announcement of the Offer, Merger Subsidiary shall, and Buyer shall cause Merger Subsidiary to, commence (as defined in Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the Offer. The obligation of Merger Subsidiary to, and Buyer to cause Merger Subsidiary to, commence the Offer and accept for payment, and pay for, any and all Shares tendered pursuant to the Offer shall be subject only to the conditions set forth in Annex I hereto and to the terms and conditions of this Agreement; provided, however, that Merger Subsidiary shall not, without the Company's written consent, waive the Minimum Condition (as defined in Annex I hereto). Merger Subsidiary expressly reserves the right to modify the terms of the Offer; provided that, without the Company's written consent, Merger Subsidiary shall not (i) reduce the number of Shares which Merger Subsidiary is offering to purchase in the Offer, (ii) reduce the Offer Price, (iii) modify or add to the conditions set forth in Annex I hereto, (iv) change the form of consideration payable in the Offer or (v) otherwise amend or modify the Offer in any manner adverse to the holders of the Shares. Notwithstanding the foregoing, if on any scheduled expiration date the number of Shares that have been physically tendered and not withdrawn are more than 50% of the Shares outstanding on a fully diluted basis but less than 90% of the outstanding shares of each class of capital stock of the Company on a fully diluted basis, Merger Subsidiary may extend the Offer for up to 10 additional business days from the date that all conditions to the Offer (other than the Minimum Condition) shall first have been satisfied, so long as Merger Subsidiary irrevocably waives the satisfaction of any condition set forth in Annex A which relates to the occurrence of a Material Adverse Effect on the Company (as defined in Section 4.1). Further, Merger Subsidiary may extend the Offer beyond any scheduled expiration date up to the Outside Termination Date (as defined in Section 10.1) if at the initial expiration date of the Offer, or any extension thereof, the conditions in clauses (a) and (b) to Annex I hereto are not satisfied or waived. Subject to the terms and conditions of the Offer, Merger Subsidiary shall, and Buyer shall cause Merger Subsidiary to, pay, as promptly as practicable after expiration of the Offer, for all Shares validly tendered and not withdrawn.

     (b) On the date of commencement of the Offer, Buyer and Merger Subsidiary shall file with the Securities and Exchange Commission (the "SEC"), a Tender Offer Statement on Schedule 14D-1 with respect to the Offer which shall contain an offer to purchase and form of the related letter of transmittal and summary advertisement (together with any supplements or amendments thereto, collectively, the "Offer Documents") and promptly thereafter shall disseminate the Offer Documents to the stockholders of the Company. Buyer, Merger Subsidiary and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect; and each of Buyer and Merger Subsidiary further agrees to take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and to be disseminated to the Company's stockholders, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents prior to their being filed with the applicable authorities or disseminated to the Company's stockholders. Buyer and Merger Subsidiary agree to provide the Company and its counsel any comments Buyer, Merger Subsidiary or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall provide the Company and its counsel an opportunity to participate, including by way of discussion with the SEC or its staff, in the response of Buyer and/or Merger Subsidiary to such comments.

     (c) Buyer shall provide or cause to be provided to Merger Subsidiary on a timely basis the funds necessary to accept for payment, and pay for, any Shares that Merger Subsidiary becomes obligated to pay for pursuant to the Offer or the Merger.

     SECTION 1.2 Company Actions. (a) The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held on December 17, 1998, has (i) determined that this Agreement and the transactions contemplated hereby, including the terms of the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and (iii) resolved to recommend acceptance of the Offer and approval and adoption of this Agreement and the Merger by its stockholders; provided however, that prior to the purchase by Merger Subsidiary of Shares pursuant to the Offer, the Company may modify, withdraw or change such recommendation to the extent that the Board of Directors of the Company determines, after consultation with outside legal counsel to the Company, that the failure to so withdraw, modify or change such recommendation would likely be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable laws.

     (b) The Board of Directors of the Company has received the written opinion of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to the effect that, as of such date, the Merger Consideration (as defined in Section 2.2(c)) to be received by holders of Shares pursuant to the Offer and the Merger, taken together, is fair from a financial point of view to such holders. The Company has provided a copy of such opinion to the Buyer.

     (c) In connection with the Offer, if requested by Merger Subsidiary, the Company shall furnish or shall cause to be furnished to Merger Subsidiary mailing labels and any available listing or computer file containing the names and addresses of all holders of record of Shares and lists of securities positions of Shares held in stock depositories, in each case as of a recent date, and shall provide to Merger Subsidiary such additional information (including, without limitation, updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Buyer or Merger Subsidiary may reasonably request in connection with the Offer. Except for such steps as are necessary to disseminate the Offer Documents, Buyer and Merger Subsidiary shall hold in confidence the information contained in any of such labels and lists and the additional information referred to in the preceding sentence, will use such information only in connection with the Offer, and, if this Agreement is terminated, will upon request of the Company deliver or cause to be delivered to the Company all copies of such information then in its possession or the possession of its agents or representatives.

     (d) As soon as practicable after the filing of the Offer Documents with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (such Schedule 14D-9, as amended or supplemented from time to time, the "Schedule 14D-9") which shall, subject to the fiduciary duties of the Company's Board of Directors under applicable laws and the provisions of this Agreement, reflect the recommendation of the Company's Board of Directors described in Section 1.2(a) hereof, and disseminate the Schedule 14D-9 to the stockholders of the Company. Buyer, Merger Subsidiary and the Company each agrees promptly to correct any information provided by it for use in the
Schedule 14D-9 if and to the extent that such Schedule 14D-9 shall have become false or misleading in any material respect; and the Company further agrees to take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and to be disseminated to the Company's stockholders, in each case as and to the extent required by applicable federal securities laws. Buyer and Merger Subsidiary and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its being filed with the applicable authorities or disseminated to the Company's stockholders. The Company agrees to provide Buyer and Merger Subsidiary and their counsel any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall provide Buyer and Merger Subsidiary and their counsel an opportunity to participate, including by way of discussion with the SEC or its staff, in the response of the Company to such comments.

     SECTION 1.3 Directors. (a) Subject to paragraph (b) below, promptly upon the acceptance for payment by Merger Subsidiary of any Shares pursuant to the Offer, Buyer shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Merger Subsidiary (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares outstanding. The Company shall take all action necessary to cause Merger Subsidiary's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. At such times, the Company will use its reasonable best efforts to cause individuals designated by Buyer to constitute the same percentage as such individuals represent on the Company's Board of Directors of each Committee of the Board of Directors (other than a Committee established to take action under this Agreement), each Board of Directors of any Subsidiary of the Company and each Committee of each such board. Notwithstanding the foregoing, until the Effective Time (as defined in Section 2.1(b)), the Company shall retain as members of its Board of Directors at least two directors who are directors of the Company on the date hereof (the "Continuing Directors").

     (b) The Company's obligations to appoint designees to the Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3(b) and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill its obligations under this Section 1.3. Buyer and Merger Subsidiary shall supply in writing and be solely responsible to the Company for any information with respect to themselves and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

     (c) From and after the time, if any, that Buyer's designees constitute a majority of the Company's Board of Directors and prior to the Effective Time,
(i) any amendment of this Agreement, the Company Certificate of Incorporation or the Company By-Laws or any of its Subsidiaries, (ii) any termination of this Agreement by the Company, (iii) any extension of time for performance of any of the obligations of Buyer or Merger Subsidiary hereunder, (iv) any waiver of any condition to the obligations of the Company or any of the Company's rights hereunder and any termination pursuant to Section 10.1(i) hereof, (v) any amendment or change to the policies of directors' and officers' liability insurance maintained by the Company and its Subsidiaries on the date hereof, (vi) any amendment or change to, or decision in connection with, the indemnification of the individuals who on or prior to the Effective Time were officers, directors, employees or agents of the Company or any of its Subsidiaries under the Company Certificate of Incorporation or Company By-laws, the certificate of incorporation or by-laws of any Subsidiary of the Company, or under any existing agreement between such person or persons and the Company or a Subsidiary of the Company and (vii) any amendment or change to any Plan (as defined in Section 4.13(a) hereof) or modifications to existing compensation policies or severance obligations (including those agreements or obligations referenced in Section
4.13 hereof or set forth on Schedule 4.13 of the disclosure schedule delivered by the Company in connection herewith and attached hereto (the "Company Disclosure Schedule")) may be effected only by the action of a majority of the directors of the Company then in office who are Continuing Directors, which action shall be deemed to constitute the action of a committee specifically designated by the Board of Directors to approve the actions and transactions contemplated hereby; provided, that if there shall be no Continuing Directors, such actions may be effected by majority vote of the entire Board of Directors of the Company. Any actions with respect to the enforcement of this Agreement by the Company shall be effected only by the action of a majority of the Continuing Directors.

                                   ARTICLE II

                                   THE MERGER

     SECTION 2.1 The Merger. (a) Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Subsidiary shall be merged (the "Merger") with and into the Company, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware.

     (b) The Company, Buyer and Merger Subsidiary will cause a certificate of merger (the "Certificate of Merger") with respect to the Merger to be executed and filed with the Secretary of State of the State of Delaware (the "Secretary of State") as provided in the DGCL. The Merger shall become effective on the date the Certificate of Merger has been duly filed with the Secretary of State or at such date as is agreed between the parties specified in the Certificate of Merger, and such time is hereinafter referred to as the "Effective Time."

     (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities, liabilities and duties of the Company and Merger Subsidiary.

     SECTION 2.2  Effect on Shares. At the Effective Time:

          (a) Cancellation of Certain Stock. Each Share held by the Company as treasury stock or owned by Buyer, Merger Subsidiary or any other Subsidiary of Buyer and the Dissenting Shares (defined in Section 2.4 hereof, but except as provided in Section 2.4 hereof) immediately prior to the Effective Time shall automatically be canceled and retired and cease to exist, and no payment shall be made with respect thereto.

          (b) Capital Stock of Merger Subsidiary. Each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

          (c) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 2.2(a) hereof, be converted into the right to receive the Offer Price, without interest (the "Merger Consideration").

     SECTION 2.3 Surrender and Payment. (a) Prior to the Effective Time, Buyer shall appoint a depositary (the "Depositary") for the purpose of exchanging certificates representing Shares for the Merger Consideration. The Depositary shall at all times be a commercial bank having a combined capital and surplus of at least $500,000,000. Buyer will pay to the Depositary immediately prior to the Effective Time, the Merger Consideration to be paid in respect of the Shares. For purposes of determining the Merger Consideration to be so paid, Buyer shall assume that no holder of Shares will perfect his right to appraisal of his Shares. Promptly after the Effective Time, Buyer will send, or will cause the Depositary to send, but in no event later than three business days after the Effective Time, to each holder of Shares at the Effective Time a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing Shares to the Depositary) and instructions for use in effecting the surrender of Shares in exchange for the Merger Consideration.

     (b) Each holder of Shares that has been converted into a right to receive the Merger Consideration, upon surrender to the Depositary of a certificate or certificates properly representing such Shares, together with a properly completed letter of transmittal covering such Shares, will be entitled to receive the Merger Consideration payable in respect of such Shares less any amounts required to be withheld under applicable federal, state, local or foreign income tax regulations. Until so surrendered, each such certificate shall, after the Effective Time, represent for all purposes, only the right to receive such Merger Consideration.

     (c) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the Shares represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Depositary any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Shares or establish to the satisfaction of the Depositary that such tax has been paid or is not payable. For purposes of this Agreement, "Person" means an individual, a corporation, limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

     (d) After the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

     (e) Any portion of the Merger Consideration paid to the Depositary pursuant to Section 2.3(a) that remains unclaimed by the holders of Shares one year after the Effective Time shall be returned to Surviving Corporation, upon demand, and any such holder who has not exchanged his Shares for the Merger Consideration in accordance with this Section 2.3 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration in respect of his Shares, without any interest thereon. Notwithstanding the foregoing, Buyer, Merger Subsidiary and the Surviving Corporation shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property laws. Any amounts remaining unclaimed by holders of Shares on the day immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable law, become the property of Buyer free and clear of any claims or interest of any Person previously entitled thereto.

     (f) Any portion of the Merger Consideration paid to the Depositary pursuant to Section 2.3(a) hereof to pay for Shares for which appraisal rights have been perfected shall be returned to Surviving Corporation upon demand.

     SECTION 2.4 Dissenting Shares. Notwithstanding Section 2.2 hereof, Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected appraisal rights under Section 262 of the DGCL (the "Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to
Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall withdraw or lose his right to appraisal and payment under the DGCL, such holder's Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such Shares shall no longer be Dissenting Shares. The Company shall give Buyer (i) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to the DGCL received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Buyer, settle or offer to settle any such demands.

     SECTION 2.5 Stock Options. (a) Immediately prior to the Effective Time, each outstanding employee or director stock option (an "Option") to purchase Shares granted under the 1983 Incentive Stock Option Plan, the 1993 Incentive Stock Option Plan, the 1993 Non-Employee Directors Stock Option Plan or the 1996 Non-Employee Directors Stock Option Plan (collectively, the "Option Plans") or any other compensation plan or arrangement of the Company shall be canceled, and each holder of any such Option, whether or not then vested or exercisable, shall be paid by the Company at the Effective Time for each such Option an amount determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all Options) had such holder exercised such Option in full immediately prior to the Effective Time.

     (b) Prior to the Effective Time, the Company shall use its best efforts (i) to obtain any consents from holders of Options and (ii) make any amendments to the terms of the Option Plans or compensation plans or arrangements, to the extent such consents or amendments are necessary to give effect to the transactions contemplated by Section 2.5(a). Notwithstanding any other provision of this Section 2.5, payment may be withheld in respect of any Option until necessary consents are obtained.

     (c) The Company shall promptly amend the 1994 Employee Stock Purchase Plan to provide for (i) the suspension of participation during any offering periods commencing subsequent to the date of this agreement for the pendency of the Merger and subject to the successful consummation of the Merger and (ii) the termination of the 1994 Employee Stock Purchase Plan as of the Effective Time.

     SECTION 2.6  Merger Without Meeting of Stockholders. Notwithstanding
Section 6.2 hereof, in the event that Buyer, Merger Subsidiary or any other subsidiary of Buyer shall acquire at least 90% of the outstanding shares of each class of capital stock of the Company, pursuant to the Offer or otherwise, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

     SECTION 2.7 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m., New York City time, on a date to be specified by the parties hereto, which shall be no later than the third business day after satisfaction or waiver of all of the conditions set forth in Article IX hereof (the "Closing Date"), at the offices of Weil, Gotshal & Manges LLP in New York, New York unless another time, date or place is agreed to in writing by the parties hereto.

                                  ARTICLE III

                           THE SURVIVING CORPORATION

     SECTION 3.1 Certificate of Incorporation. The certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law or such certificate of incorporation.

     SECTION 3.2 Bylaws. The by-laws of Merger Subsidiary in effect at the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with applicable law, the certificate of incorporation or such by-laws.

     SECTION 3.3 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors of Merger Subsidiary at the

Effective Time shall be the initial directors of the Surviving Corporation and the officers of Merger Subsidiary at the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected and appointed or qualified.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                                 OF THE COMPANY

     The Company represents and warrants to Buyer and Merger Subsidiary that:

     SECTION 4.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and except as set forth on Schedule 4.1 of the Company Disclosure Schedule, has all corporate powers and all governmental licenses, authorizations, consents and approvals (collectively, "Licenses") required to carry on its business as now conducted except where the failure to have any such License, individually or in the aggregate, would not have a Material Adverse Effect (as defined below). The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified, individually or in the aggregate, would not have a Material Adverse Effect. As used herein, the term "Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise), business, assets, prospects or results of operations of the Company and its Subsidiaries (as defined in Section 4.6) taken as a whole, or the Buyer and the Merger Subsidiary, as the case may be, that is not a result of general changes in the economy or the industries in which such entities operate, provided, however, that "prospects" shall not include the prospects of the Company's IT and Consultancy Services businesses. The Company has heretofore delivered or made available to Buyer true and complete copies of the Company Certificate of Incorporation and Company By-laws as currently in effect. In all material respects, the minute books of the Company contain accurate records of all meetings and accurately reflect all other actions taken by the stockholders, the board of directors and all committees of the board of directors of the Company. Complete and accurate copies of all such minute books and of the stock register of the Company have been made available by the Company to Buyer.

     SECTION 4.2 Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and, except for any required approval by the Company's stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action. This Agreement, assuming due and valid authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except that (i) enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     SECTION 4.3  Governmental Authorization. Except as set forth in Schedule
4.3 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority (each, a "Governmental Entity") other than: (i) the filing of a certificate of merger in accordance with the DGCL; (ii) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"); (iii) compliance with any applicable requirements of the Exchange Act; (iv) compliance with the applicable requirements of state blue sky laws; (v) compliance with the applicable requirements of any applicable takeover laws and (vi) such other actions by or in respect of, or filings with, the failure of which to obtain or make, individually or in the aggregate, would not have a Material Adverse Effect and which would not materially impair the ability of the Company to consummate the transactions contemplated hereby.

     SECTION 4.4 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) contravene or conflict with the Certificate of Incorporation or By-laws of the Company or any Subsidiary, (ii) except as set forth in Schedule 4.4 of the Company Disclosure Schedule and assuming compliance with the matters referred to in Section 4.3 hereof, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any Subsidiary of the Company, (iii) except as set forth in Schedule 4.4 of the Company Disclosure Schedule, with or without the giving of notice or passage of time or both, constitute a material default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any Subsidiary of the Company or to a material loss of any benefit to which the Company or any Subsidiary of the Company is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any Subsidiary of the Company or any license, franchise, permit or other similar authorization held by the Company or any Subsidiary of the Company, or (iv) result in the creation or imposition of any Lien (as defined below) on any asset of the Company or any Subsidiary of the Company, excluding from the foregoing clauses (ii), (iii) or (iv), such violations, breaches, defaults or Liens, individually or in the aggregate, which would not have a Material Adverse Effect. For purposes of this Agreement, "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

     SECTION 4.5 Capitalization. The authorized capital stock of the Company consists of 15,000,000 Shares and 1,000,000 Shares of preferred stock (the "Preferred Stock"). As of December 16, 1998, there were (i) 4,898,447 Shares issued and outstanding; (ii) 214,663 Shares held in the Company's treasury; and
(iii) no shares of Preferred Stock issued and outstanding. As of December 16, 1998, there were (i) options outstanding pursuant to the 1996 Non-Qualified Non-Employee Directors Stock Option Plan ("the 1996 Plan") to acquire an aggregate of 22,000 Shares, at an exercise price of $15.00; (ii) options outstanding pursuant to the 1993 Non-Qualified Non-Employee Directors Stock Option Plan ("the 1993 Plan") to acquire an aggregate of 11,600 Shares, with an exercise price range of a minimum exercise price of $3.53 and a maximum exercise price of $16.00; additional options outstanding granted to non-employee directors to acquire an aggregate of 48,000 shares, with an exercise price range of a minimum exercise price of $2.05 and a maximum exercise price of $5.38; and additional options outstanding granted to certain officers of the Company to acquire an aggregate of 25,000 Shares, with an exercise price of $5.75. Schedule
4.5 of the Company Disclosure Schedule accurately sets forth information regarding the exercise price, date of grant and number of granted options for each holder of options pursuant to the 1993 Qualified Stock Option Plan and the 1983 Qualified Stock Option Plan (the "Qualified Plans"). As of December 16, 1998, there were options outstanding pursuant to the Qualified Plans to acquire an aggregate of 552,450 Shares for a total of 659,050 Shares under all plans. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 4.5, and except for changes since December 16, 1998 resulting from the exercise of employee options outstanding on such date, there are outstanding
(i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) except as set forth on Schedule 4.5 of the Company Disclosure Schedule, no options, warrants, calls, subscriptions or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, (iv) no outstanding contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any capital stock of the Company, (v) no outstanding contractual obligations or commitments of any character granting any preemptive or antidilutive right with respect to, any capital stock of the Company and (vi) no voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Company Securities"). There are no outstanding obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any Company Securities. Neither the Company nor any Subsidiary of the Company has issued any stock appreciation right or similar payment obligation based on the value of the Company's common equity.

     SECTION 4.6 Subsidiaries. (a) Each Subsidiary of the Company (a "Subsidiary") (i) is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) except as set forth in Schedule 4.6(a) of the Company Disclosure Schedule, has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and
(iii) except as set forth in Schedule 4.6(a) of the Company Disclosure Schedule, is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except in each case to the extent the failure of this representation and warranty to be true would not have a Material Adverse Effect. The Company has heretofore delivered or made available to Buyer a complete and correct copy of the charter and bylaws of each Subsidiary of the Company, as currently in effect. In all material respects, the minute books of each Subsidiary of the Company contain accurate records of all meetings and accurately reflect all other actions taken by the stockholders, the boards of directors and all committees of the boards of directors of each Subsidiary of the Company. Complete and accurate copies of all such minute books and of the stock register of each Subsidiary of the Company have been made available to the Buyer. For purposes of this Agreement, "Subsidiary" means with respect to any Person, any corporation or other legal entity of which such Person owns, directly or indirectly, more than 50% of the outstanding stock or other equity interests, the holders of which are entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity. All Subsidiaries and their respective jurisdictions of incorporation are identified on Schedule 4.6 of the Company Disclosure Schedule.

     (b) Each outstanding share of capital stock of each Subsidiary of the Company has been duly and validly authorized and issued and is fully paid and nonassessable. Except as set forth in Schedule 4.6(b) each outstanding share of capital stock of each Subsidiary is owned by the Company and/or one or more of its Subsidiaries and such shares are owned free and clear of any Liens. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sale, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for, any of the capital stock or other equity interests of any of such Subsidiaries. There are no agreements requiring the Company or any of its Subsidiaries to make contributions to the capital of, or lend or advance funds to, any Subsidiaries of the Company.

     SECTION 4.7 SEC Documents. The Company has filed all required reports, proxy statements, forms and other documents with the SEC since October 1, 1996 ("Company SEC Documents"). As of their respective dates, to the knowledge of the Company, (i) the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     SECTION 4.8 Financial Statements; No Undisclosed Liabilities. The financial statements of the Company included in the Company SEC Documents (i) comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act, (ii) are in conformity with United States generally accepted accounting principles ("GAAP"), applied on a consistent basis (except in the case of unaudited statements, as permitted by Form 10-Q of the SEC) during the periods involved (except as may be indicated in the related notes and schedules thereto) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in Schedule 4.8 of the Company Disclosure Schedule and except as set forth in the Company SEC Documents filed and publicly available prior to the date of this Agreement, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practices since the date of the most recent consolidated balance sheet included in the Company SEC Documents filed and publicly available prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated Subsidiaries or in the notes thereto. To the knowledge of the Company the books and records of the Company and its Subsidiaries have been, and are being, maintained, in all material respects, in accordance with GAAP and any other applicable legal and accounting requirements.

     SECTION 4.9 Disclosure Documents. (a) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement (the "Company Disclosure Documents"), including, without limitation, the Schedule 14D-9 will, when filed, comply as to form in all material respects with the applicable requirements of applicable law, including without limitation, the Exchange Act. The Company Disclosure Documents will not at the time of the filing thereof, at the time of any distribution thereof or at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided that this representation and warranty will not apply to statements or omissions in the Company Disclosure Documents based upon information furnished to the Company in writing by Buyer and Merger Subsidiary specifically for use therein.

     (b) The information with respect to the Company or any Subsidiary of the Company that the Company furnishes to Buyer and Merger Subsidiary in writing specifically for use in the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made not misleading in the case of any of the Offer Documents, at the time of the filing thereof and at the time of any distribution thereof.

     SECTION 4.10 Absence of Certain Changes. Except as disclosed in the Company SEC Documents filed by the Company and as set forth in Schedule 4.10 of the Company Disclosure Schedule, the Company and its Subsidiaries have conducted their business in the ordinary course of business and there has not been since December 31, 1997:

          (a) any event, occurrence or facts (whether or not in the ordinary course of business) which, individually or in the aggregate, has had or reasonably could be expected to have a Material Adverse Effect;

          (b) any declaration, setting aside or payment of any dividend (other than regular quarterly dividends) or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any Subsidiary of the Company of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any Subsidiary of the Company;

          (c) any amendment of any material term of any outstanding security of the Company or any Subsidiary of the Company;

          (d) any incurrence, assumption or guarantee by the Company or any Subsidiary of the Company of any indebtedness for borrowed money other than in the ordinary course of business;

          (e) any creation or assumption by the Company or any Subsidiary of the Company of any Lien on any asset other than in the ordinary course of business and other than Liens which do not have and could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

          (f) any making of any loan, advance or capital contributions to or investment in any Person other than advances to employees in the ordinary course of business not in excess of customary amounts and loans, advances or capital contributions to or investments in wholly-owned Subsidiaries of the Company made in the ordinary course of business;

          (g) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Subsidiary of the Company which individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

          (h) any transaction or commitment made, or any contract or agreement entered into, by the Company or any Subsidiary of the Company relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any Subsidiary of the Company of any contract or other right, in either case, that have had or could reasonably be expected individually or in the aggregate, to have a Material Adverse Effect, other than transactions and commitments in the ordinary course of business and those contemplated by this Agreement;

          (i) any change in any method of accounting or accounting practice by the Company or any Subsidiary of the Company, except for any such change required by reason of a concurrent change in GAAP;

          (j) any transaction, agreement or understanding between the Company or any Subsidiary of the Company on the one hand and any current director or officer of the Company or any Subsidiary of the Company or any transaction which would be subject to proxy statement disclosure under the Exchange Act pursuant to the requirements of Item 404 of Regulation S-K (an "Affiliate Transaction");

          (k) any (i) grant of any severance or termination pay to any director, officer or employee of the Company or any Subsidiary of the Company, (ii) employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any Subsidiary of the Company entered into,
     (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any Subsidiary of the Company, in each case, other than in the ordinary course of business not in excess of customary amounts; or

          (l) authorization of, or committing or agreeing to take any of, the foregoing actions except as otherwise permitted by this Agreement.

     SECTION 4.11 Litigation. Except as set forth in either the Company SEC Documents or in Schedule 4.11 of the Company Disclosure Schedule, there is no action, suit, investigation or proceeding pending against, or to the knowledge of the Company, threatened against, the Company or any Subsidiary of the Company or any of their respective properties before any court or arbitrator or any Governmental Entity which, if determined or resolved adversely to the Company or any Subsidiary of the Company in accordance with the plaintiff's demands, could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in either the Company SEC documents or in
Schedule 4.11 of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company is subject to any outstanding order, writ, injunction or decree which has had or, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

     SECTION 4.12 Taxes. (a) Except as set forth on Schedule 4.12: (i) the Company and each of its Subsidiaries has properly prepared and filed or has had properly prepared and filed on its behalf in a timely manner (within any applicable extension periods) with the appropriate Governmental Entity all Tax Returns with respect to Taxes of the Company or any of its Subsidiaries, or with respect to any Taxes for which the Company or any such Subsidiary may be liable, other than those Tax Returns the failure of which to file, individually or in the aggregate, would not have a Material Adverse Effect; (ii) all Taxes shown to be due and payable on all filed Tax Returns of or with respect to the Company or any of its Subsidiaries have been paid in full or have been properly provided for in the SEC Documents in accordance with GAAP; (iii) there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, state, local or foreign income or other material Tax Returns required to be filed by or with respect to the Company and its Subsidiaries;
(iv) none of the Tax Returns of or with respect to the Company or any of its Subsidiaries is currently being audited or examined by any Governmental Entity; and (v) no deficiency for any income Taxes has been assessed with respect to the Company or any of its Subsidiaries which has not been abated or paid in full.

     (b) For purposes of this Agreement, (i) "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority and (ii) "Tax Return" shall mean any report, return, documents, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction with respect to Taxes.

     SECTION 4.13 Employee Plans. (a) Schedule 4.13(a) of the Company Disclosure Schedule lists all "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and all other employee benefit plans or other benefit arrangements, including but not limited to all employment and consulting agreements and all bonus and other incentive compensation, deferred compensation, disability, severance, retention, salary continuation, vacation, stock award, stock option, stock purchase, collective bargaining or workers' compensation agreements, plans, policies and arrangements which the Company or any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA, maintains, is a party to, has contributed to or has any obligation to or liability for current or former employees and directors of the Company (each an "Employee Benefit Plan" and collectively, the "Employee Benefit Plans"). Schedule 4.13(a) separately identifies each of such plans and arrangements Employee Benefit Plan subject to Title IV of ERISA.

     (b) True, correct and complete copies of the following documents with respect to each of the Employee Benefit Plans (as applicable) have been delivered or made available to Buyer: (i) the most recent plan, document or agreement, related trust documents and all amendments thereto, (ii) the most recent summary plan description and all related summaries of material modifications, (iii) the annual report on Form 5500 and attached schedules filed with the Internal Revenue Service in the last three years, (iv) the most recent actuarial report, (v) the most recent Internal Revenue Service determination letter, and (vi) a description of any non-written Employee Benefit Plan.

     (c) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) all payments required to be made by or under any Employee Benefit Plan, any related trusts, or any collective bargaining agreement have been timely made; (ii) the Company and its ERISA Affiliates have performed all material obligations required to be performed by them under any Employee Benefit Plan; (iii) the Employee Benefit Plans comply in all respects and have been maintained in compliance with their terms and the requirements of ERISA, the Code and other applicable laws; and (iv) there are no actions, suits, arbitrations or claims (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to any Employee Benefit Plan.

     (d) The Company and its ERISA Affiliates have not incurred any unsatisfied withdrawal liability with respect to any "multiemployer plan" as defined in
Section 4001(a)(3) of ERISA.

     (e) Each Employee Benefit Plan and its related trust which are intended to be "qualified" within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as from time to time amended (the "Code"), respectively, have been determined by the Internal Revenue Service to be so "qualified" under such Sections, as amended by the Tax Reform Act of 1986, and the Company knows of no fact which would adversely affect the qualified status of any such Employee Benefit Plan and its related trust.

     (f) Except as set forth on Schedule 4.13(f) of the Company Disclosure Schedule, or as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due, or increase the amount of compensation due, to any current or former employee or director of the Company or any of its subsidiaries; (ii) increase any benefits otherwise payable under any Employment Benefit Plan; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     (g) No Employee Benefit Plan has an "accumulated funding deficiency" within the meaning of Section 302 of ERISA or Section 412 of the Code, nor has any waiver of the minimum funding standards of Section 302 of ERISA and Section 412 of the Code been requested of or granted by the Internal Revenue

Service with respect to any Employee Benefit Plan, nor has any lien in favor of any such plan arisen under Section 412(n) of the Code or Section 302(f) of ERISA.

     (h) The "benefits liabilities," as defined in Section 4001(a)(16) of ERISA, of each of the Employee Benefit Plans subject to Title IV of ERISA using the actuarial assumptions that were used in the most recent actuarial valuation (a true and complete copy of which has been provided to Buyer) in the event it terminated each such plan, do not exceed the fair market value of the assets of each such plan.

     (i) No stock or other security issued by the Company forms or has formed a material part of the assets of any Employee Benefit Plan.

     (j) No Employee Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for current or former employees or directors of the Company or any of its ERISA Affiliates for periods extending beyond their retirement or other termination of service, other than
(i) coverage mandated by applicable Laws, (ii) death benefits under any "pension plan" as defined in Section 3(2) of ERISA, or (iii) benefits, the full cost of which is borne by such current or former employee or director (or his or her beneficiary).

     SECTION 4.14  Labor Matters. Except to the extent set forth in Schedule
4.14 of the Disclosure Schedule (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or threatened, to the knowledge of the Company, against the Company or any Subsidiary of the Company and during the past three years there has not been any such action; (ii) to the knowledge of the Company, there is no current union organizing activities among the employees of the Company or any Subsidiary of the Company nor does any question concerning representation exist concerning such employees; (iii) there is no unfair labor practice charge or complaint against the Company or any Subsidiary of the Company pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency; (iv) there is no grievance pending relating to any collective bargaining agreement or other grievance procedure; (v) to the knowledge of the Company, no charges with respect to or relating to the Company or any Subsidiary of the Company are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices; and (vi) there are no collective bargaining agreements, employment contracts or severance agreements with any union or any employees of the Company or any Subsidiary of the Company.

     SECTION 4.15 Compliance with Laws. Except as set forth in Schedule 4.11 (as applicable) and Schedule 4.15 of the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance in all material respects with all laws, statutes, ordinances or regulations except where such violations, individually or in the aggregate, would not have a Material Adverse Effect.

     SECTION 4.16 Finders' Fees. Except for DLJ, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf, of the Company or any Subsidiary of the Company who would be entitled to any fee or commission from the Company, any Subsidiary of the Company, Buyer or any of Buyer's affiliates upon consummation of the transactions contemplated by this Agreement. Other than the fee payable to DLJ pursuant to the agreement between DLJ and the Company dated September 2, 1997, as amended April 15, 1998 (the "DLJ Letter"), the Company has no obligations or Commitments to any investment banker or financial advisor in connection with any future transactions that may be considered or entered into by the Company after the Effective Time.

     SECTION 4.17 Environmental Matters. (a) Except as set forth in the Company SEC Documents or in Schedule 4.17 of the Company Disclosure Schedule:

          (i) to the Company's knowledge, the Company is and for the past five years has been in material compliance with Environmental Laws and possesses all permits, authorizations, licenses or approvals required by Environmental Laws and necessary for the operation of the Company and each of its Subsidiaries;

          (ii) the Company has not received any written communication from any person or entity (including any Governmental Entity) stating or alleging that the Company or any of its Subsidiaries is in violation of or may have liability under Environmental Law (as defined in Section 4.17(c) hereof) with respect to any actual or alleged environmental contamination, which if adversely determined could reasonably be expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws; neither the Company nor its Subsidiaries nor, to the Company's knowledge, any Governmental Entity is conducting or has conducted any environmental remediation or environmental investigation which could reasonably be expected to result in liability for the Company or its Subsidiaries under Environmental Law; and the Company and its Subsidiaries have not received any request for information under Environmental Law from any Governmental Entity with respect to any actual or alleged environmental contamination, except, in each case, for communications, environmental remediation and investigations and requests for information which would not, individually or in the aggregate, reasonably be expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws;

          (iii) since January 1, 1998, the Company and its Subsidiaries have not received any written communication from any person or entity (including any Governmental Entity) stating or alleging that the Company or its Subsidiaries may have violated any Environmental Law, or that the Company or its Subsidiaries has caused or contributed to any environmental contamination that has caused any property damage or personal injury under Environmental Law, except, in each case, for statements and allegations of violations and statements and allegations of responsibility for property damage and personal injury which would not, individually or in the aggregate, result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws;

          (iv) the Company and its Subsidiaries are not aware of any facts, circumstances or conditions arising out of or related to the Company or its Subsidiaries or to any real property currently or formerly owned, operated or leased by or for the Company or its Subsidiaries, which could reasonably be expected to result in the Company or its Subsidiaries incurring material liability under Environmental Laws; and

          (v) to the knowledge of the Company, the transactions contemplated by this Agreement do not trigger the New Jersey Industrial Site Recovery Act or any similar environmental property transfer law;

     (b) (i) The Company has provided Buyer with true and correct copies of any and all material environmental investigation, study, audit, test, review and other analysis in the possession of the Company or its Subsidiaries conducted in relation to the business of the Company or any property or facility now or previously owned, operated or leased by the Company or any Subsidiary; and (ii) the Company has not knowingly withheld from Buyer any consent decree, consent order or similar document in force and to which it is a party relating to any property currently owned, leased or operated by the Company or its Subsidiaries.

     (c) For purposes of this Section 4.17, "Environmental Law" means all applicable state, federal and local laws, regulations and rules, including common law, judgments, decrees and orders relating to pollution, the preservation of the environment, and the release of material into the environment.

     SECTION 4.18 Property. The Company and its Subsidiaries, as the case may be, have good and valid title to, or in the case of leased property, have valid leasehold interests in all properties and assets necessary to conduct the business of the Company as currently conducted, free and clear of all Liens or encumbrances of any nature whatsoever, except (i) any Lien for current Taxes, payments of which are not yet delinquent, (ii) such imperfections in title, easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company's business operations or (iii) as disclosed in the Company SEC Documents. There are no developments affecting any of such properties or assets pending or, to the knowledge of the Company threatened, which, could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

     SECTION 4.19 Trademarks. (a) The Company and its Subsidiaries own or possess adequate licenses or other valid rights to use all trademarks, trademark rights, copyrights, patents, software, trade names and trade name rights which are material to the Company's business and operations (collectively, "Material Trademarks") used or held for use in connection with the business of the Company and the Subsidiaries as currently conducted in all material respects. Except set forth in Schedule 4.19(a), all Material Trademarks are validly registered or registrations have been applied for.

     (b) The Company, except as set forth in Schedule 4.19(b) of the Company Disclosure Schedule, is unaware of any assertion or claim challenging the validity of any Material Trademark. Except as set forth in Schedule 4.19(b) of the Company Disclosure Schedule, the conduct of the business of the Company and its Subsidiaries as currently conducted does not conflict with any trademark, trademark right, copyright, patent, software license, trade name or trade name right of any third party in a manner that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. To the knowledge of the Company, there are no material infringements of any Material Trademarks.

     SECTION 4.20 Material Contracts. Except as set forth on Schedule 4.20 of the Company Disclosure Schedule, the Company SEC Documents list all Material Contracts (as defined below) of the Company, and except as set forth on Schedule
4.20 of the Company Disclosure Schedule or in the Company SEC Documents, to the knowledge of the Company, each Material Contract is valid, binding and enforceable and in full force and effect; except where such failure to be valid, binding and enforceable and in full force and effect, individually or in the aggregate, would not have a Material Adverse Effect, and there are no defaults thereunder, except those defaults that, individually or in the aggregate, would not have a Material Adverse Effect. For purposes of this Agreement, "Material Contracts" shall mean (i) all contracts, agreements or understandings with customers of the Company and its Subsidiaries in the last fiscal year where each customers' contracts, agreements or understandings in the aggregate account for more than $3 million of the Company's annual revenues; (ii) all acquisition, merger, asset purchase or sale agreements entered into and not rescinded by the Company in the last two fiscal years with a transaction value in excess of $3 million; and (iii) any other agreement within the meaning set forth in Item 601(b)(10) Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations. The Company has previously made available to the Buyer true and correct copies of the Material Contracts.

     SECTION 4.21 Insurance. Schedule 4.21 of the Company Disclosure Schedule sets forth the insurance policies and programs maintained by the Company.

     SECTION 4.22 Year 2000 Compliance. As set forth on Schedule 4.22 of the Company Disclosure Schedule, the Company has a remediation program which it presently believes will result in all Date Data and Date Sensitive Systems of the Company and each Subsidiary of the Company being Year 2000 Compliant prior to December 31, 1999. "Date Data" means any data of any type that includes date information or which is otherwise derived from, dependent on or related to date information. "Date-Sensitive System" means any software, microcode or hardware system or component, including any electric or electronically controlled system or component, that processes any Date Data and that is installed, in development or on order by the Company or any Subsidiary of the Company for their internal use, or which the Company or any Subsidiary of the Company sells, leases, licenses, assigns or otherwise provides, or the provision or operation of which the Company and any Subsidiary of the Company provides the benefit, to its customers, vendors, suppliers, affiliates or any other third party. "Year 2000 Compliant" means (i) with respect to Date Data, that such data is in proper format and accurate for all dates in the twentieth and twenty-first centuries, and (ii) with respect to Date-Sensitive Systems, that each such system accurately processes all Date Data, including for the twentieth and twenty-first centuries, without loss of any functionality or performance, including but not limited to calculating, comparing, sequencing, storing and displaying such Date Data (including all leap year considerations), when used as a stand-alone system or in combination with other software or hardware.

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES
                         OF BUYER AND MERGER SUBSIDIARY

     Buyer and Merger Subsidiary represent and warrant to the Company that:

     SECTION 5.1 Corporate Existence and Power. Each of Buyer and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and except as set forth on Schedule 5.1 of the disclosure schedule delivered by Buyer and Merger Subsidiary attached hereto (the "Buyer Disclosure Schedule"), has all corporate powers and all Licenses required to carry on its business as now conducted except where the failure to have any such License would not, individually or in the aggregate, have a Material Adverse Effect. Each of Buyer and Merger Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Each of Buyer and Merger Subsidiary has heretofore delivered or made available to the Company true and complete copies of the Buyer's and Merger Subsidiary's Certificate of Incorporation and By-laws as currently in effect.

     SECTION 5.2 Corporate Authorization. The execution, delivery and performance by Buyer and Merger Subsidiary of this Agreement and the consummation by Buyer and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Buyer and Merger Subsidiary and have been duly authorized by all necessary corporate action. This Agreement, assuming due and valid authorization, execution and delivery by the other parties hereto, constitutes a valid and binding agreement of each of Buyer and Merger Subsidiary except that (i) enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     SECTION 5.3 Governmental Authorization. The execution, delivery and performance by Buyer and Merger Subsidiary of this Agreement and the consummation by Buyer and Merger Subsidiary of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (i) the filing of a certificate of merger in accordance with the DGCL; (ii) compliance with any applicable requirements of the HSR Act; and (iii) compliance with any applicable requirements of the Exchange Act.

     SECTION 5.4 Non-Contravention. The execution, delivery and performance by Buyer and Merger Subsidiary of this Agreement and the consummation by Buyer and Merger Subsidiary of the transactions contemplated hereby do not and will not
(i) contravene or conflict with the certificate of incorporation or by-laws of Merger Subsidiary or Buyer, (ii) assuming compliance with the matters referred to in Section 5.3 hereof, contravene or conflict or constitute a violation of any provision of law, regulation, judgment, injunction, order or decree binding upon or applicable to Buyer or Merger Subsidiary, or (iii) with or without the giving of notice or passage of time or both, constitute a material default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Buyer or Merger Subsidiary or to a material loss of any benefit to which Buyer or Merger Subsidiary or any license, franchise, permit or other similar authorization held by Buyer or Merger Subsidiary, or (iv) result in the creation or imposition of any Lien on any asset of Buyer or Merger Subsidiary excluding from the foregoing clauses (ii), (iii) or (iv) such violations, breaches, defaults or Liens which would not have a Material Adverse Effect, and which will not materially impair the ability of Buyer and Merger Subsidiary to consummate the transactions contemplated hereby.

     SECTION 5.5 Disclosure Documents. (a) The information with respect to Buyer and its Subsidiaries and Merger Subsidiary that Buyer and Merger Subsidiary furnish to the Company in writing specifically for use in any Company Disclosure Document will not contain, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Company Proxy Statement (defined in Section 6.2 herein), at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time the stockholders vote on adoption of this Agreement and at the Effective Time, and (ii) in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of the filing thereof, at the consummation of the Offer and at the time of any distribution thereof.

     (b) The Offer Documents, when filed, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Offer Documents will not at the time of the filing thereof, at the time of any distribution, publication or any mailing thereof or at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided that this representation and warranty will not apply to statements or omissions in the Offer Documents based upon information furnished to Buyer or Merger Subsidiary in writing by the Company specifically for use therein.

     SECTION 5.6 Finders' Fees. There is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission in connection with or upon consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or Merger Subsidiary.

     SECTION 5.7 Financing. Buyer has provided to the Company copies of an equity commitment letter from Onex Corporation satisfactory to the Company. Buyer and Merger Subsidiary have or will have, prior to the expiration of the Offer and prior to the Effective Time, sufficient funds available to purchase all of the Shares outstanding on a fully diluted basis and to pay all related fees and expenses pursuant to the Offer and the Merger and this Agreement.

     SECTION 5.8 Solvency. At and following the expiration date of the Offer and at the Closing Date, each of Buyer and Merger Subsidiary, in each case together with their respective Subsidiaries, will be, on a consolidated basis, Solvent after giving effect to the purchase and sale of the Shares and any other transactions contemplated hereby or by Merger Subsidiary or any of its affiliates on such date or which would be otherwise taken into account in determining whether the purchase and sale of the Shares or any of the transactions contemplated hereby were a fraudulent conveyance or impermissible dividend under applicable law. For the purpose of the representation and warranty contained in this Section, Buyer shall be entitled to assume that the representations and warranties of the Company regarding its liabilities on a consolidated basis are true and correct in all material respects.

     SECTION 5.9 Share Ownership. As of the date hereof, Buyer and Merger Subsidiary do not own any Shares.

     SECTION 5.10 Merger Subsidiary's Operations. Merger Subsidiary was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

                                   ARTICLE VI

                            COVENANTS OF THE COMPANY

     The Company agrees that:

     SECTION 6.1 Conduct of the Company. From the date hereof until the Effective Time, the Company and its Subsidiaries shall conduct their business in the ordinary course, consistent with past practices, and shall use their best commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers, employees and business associates. Without limiting the generality of the foregoing, other than (i) in the ordinary course of business consistent with past practices, (ii) as set forth on Schedule 6.1 of the Company Disclosure Schedule, (iii) as specifically contemplated by this Agreement or
(iv) with the written consent of Buyer or Merger Subsidiary (such consent which shall not be unreasonably withheld), from the date hereof until the Effective Time, the Company will not:

          (a) declare, set aside or pay any dividend (other than regular quarterly dividends) or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any Subsidiary of the Company of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any Subsidiary of the Company;

          (b) issue or sell any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or any Subsidiary of the Company, other than issuances pursuant to the exercise of options outstanding on the date hereof and disclosed on
     Schedule 4.5 of the Company Disclosure Schedule;

          (c) amend any material term of the certificate of incorporation, by-laws or any outstanding security of the Company or any Subsidiary of the Company;

          (d) split, combine or reclassify its outstanding capital stock;

          (e) incur, assume or guarantee by the Company or any Subsidiary of the Company of any indebtedness for borrowed money;

          (f) make any loan, advance or capital contribution to or invest in any Person;

          (g) cause or willfully permit any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Subsidiary of the Company which has had or could reasonably be expected to have a Material Adverse Effect;

          (h) enter into any transaction, commitment, contract or agreement by the Company or any Subsidiary of the Company relating to their assets or business (including the acquisition or disposition of any assets) or relinquish any contract or other right, in either case, that have had or could reasonably be expected to have a Material Adverse Effect, other than those contemplated by this Agreement;

          (i) neither the Company nor any Subsidiary of the Company shall pay, discharge, or satisfy any material claims, liabilities or other obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred since the most recent date thereof pursuant to an agreement or transaction described in this Agreement or incurred in the ordinary course of business, consistent with past practices;

          (j) neither the Company nor any Subsidiary of the Company will amend or modify any existing Affiliate Transaction or enter into any new Affiliate Transaction other than with the prior written consent of the Buyer;

          (k) change any method of accounting or accounting practice by the Company or any Subsidiary of the Company, except for any such change required by reason of a concurrent change in GAAP;

          (l) (A) grant any severance or termination pay to any director, officer or employee of the Company or any Subsidiary of the Company, (B) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any Subsidiary of the Company, (C) increase the benefits payable under any existing severance or termination pay policies or employment agreements or (D) increase the compensation, bonus or other benefits payable to any director, officer or employee of the Company or any Subsidiary of the Company; or

          (m) authorize any of, or commit or agree to take any of, the foregoing actions except as otherwise permitted by this Agreement.

     SECTION 6.2 Stockholder Meeting; Proxy Material. The Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger. The Board of Directors of the Company shall recommend approval and adoption of this Agreement and the Merger by the Company's stockholders; provided that the Company's Board of Directors may withdraw, modify or change such recommendation if it has determined, after consultation with outside legal counsel to the Company, that such recommendation would likely be inconsistent with the Board of Directors' fiduciary duties under applicable law. In connection with such meeting, the Company (i) will promptly, after the consummation of the Offer, prepare and file with the SEC, will use its reasonable efforts to have cleared by the SEC and will thereafter mail to its stockholders as promptly as practicable a proxy statement and all other proxy materials for such meeting (the "Company Proxy Statement"), (ii) will use its reasonable efforts to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby and (iii) will otherwise comply in all material respects with all legal requirements applicable to such meeting.

     SECTION 6.3 Access to Information; Confidentiality Agreement. (a) From the date hereof until the Effective Time, the Company will give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and the Subsidiaries of the Company, will furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and will instruct the Company's employees, counsel, financial advisors and independent auditors to cooperate with Buyer in its investigation of the business of the Company and the Subsidiaries of the Company; provided that all requests for information, to visit plants or facilities or to interview the Company's employees or agents should be directed to and coordinated with an executive officer of the Company; and provided further that any information received by Buyer or its representatives shall remain subject to the Confidentiality Agreement dated December 3, 1998 between Buyer and the Company (the "Confidentiality Agreement").

     (b) The Company shall confer on a regular and frequent basis with one or more designated representatives of Buyer to report operational matters of materiality, the general status of ongoing operations and such other matters as Buyer may reasonably request.

     (c) The parties hereto agree that the Confidentiality Agreement shall be hereby amended to provide that any provision therein which in any manner limits, restricts or prohibits the voting or acquisition of Shares by Buyer or any of its affiliates or the representation of Buyer's designees on the Company's Board of Directors or which in any manner would be inconsistent with this Agreement or the transactions contemplated hereby shall be amended as of the date hereof to permit the acquisition of Shares pursuant to the Offer and the Merger, the voting of Shares at the Company Stockholder Meeting or to otherwise affect the transactions contemplated hereby. The Confidentiality Agreement shall otherwise remain in full force and effect.

     SECTION 6.4 No Solicitation. From the date of this Agreement until the termination of this Agreement, the Company and its Subsidiaries will not, and the Company will use its reasonable efforts to ensure that the respective officers, directors, employees, agents, advisors or other representatives of the Company and its Subsidiaries will not, directly or indirectly (i) solicit, initiate or encourage any Acquisition Proposal (as defined below) or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any Subsidiary of the Company or afford access to the properties, books or records of the Company or any Subsidiary of the Company to, any Person concerning an Acquisition Proposal; provided that, if the Company's Board of Directors determines in good faith, after consultation with outside legal counsel to the Company, that the failure to engage in such negotiations or discussions or provide such information would likely be inconsistent with the Board of Directors' fiduciary duties under applicable law, the Company may in response to an Acquisition Proposal, which must be a Superior Proposal (as defined below), furnish information with respect to the Company and its Subsidiaries pursuant to a confidentiality agreement and participate in negotiations and enter into agreements regarding such Acquisition Proposal. The Company will promptly inform Buyer as to the fact that information is to be provided and the identity of the third party after receipt of any Acquisition Proposal and will keep Buyer informed of the status and details of any such Acquisition Proposal, indication or request. For purposes of this Agreement, "Acquisition Proposal" means any offer or proposal for a merger or other business combination involving the Company or any Subsidiary of the Company or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary of the Company, other than the transactions contemplated by this Agreement. For purposes of this Agreement, "Superior Proposal" means any bona fide Acquisition Proposal, which proposal was not solicited by the Company after the date of this Agreement, made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities (the value of any such securities to be determined in good faith with the advice of a nationally recognized investment banking firm) more than a majority of the Shares then outstanding or all or substantially all of the assets of the Company, and otherwise on terms which the Board of Directors of the Company determines in good faith to be more favorable to the Company and its stockholders than the Offer and the Merger (based on advice of the Company's financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and Merger) and has a reasonable prospect of being consummated in accordance with its terms. Furthermore, nothing contained in this Section 6.4 shall prohibit the Company or its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's stockholders or making such disclosure as may be required by applicable law.

     SECTION 6.5 Conveyance Taxes. The Company shall timely pay any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes (collectively, the "Conveyance Taxes") which become payable prior to the Effective Time in connection with the transactions contemplated hereunder that are required to be paid in connection therewith.

     SECTION 6.6 Directors Stock Plan. Immediately prior to the acceptance for payment by Merger Subsidiary of any Shares tendered pursuant to the Offer, the Company shall amend the Company's 1996 Non-Qualified Non-Employee Directors Stock Option Plan to provide that the Merger Subsidiary's designees elected or appointed pursuant to Section 1.3 hereof shall not be entitled to receive any of the Company's capital stock or other benefits under the Company's Directors Stock Plan.

                                  ARTICLE VII

                               COVENANTS OF BUYER

     Buyer agrees that:

     SECTION 7.1 Obligations of Merger Subsidiary. Buyer will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

     SECTION 7.2 Voting of Shares. Merger Subsidiary shall and Buyer shall cause Merger Subsidiary to vote all Shares beneficially owned by Merger Subsidiary or its affiliates in favor of adoption and approval of the Merger and this Agreement at the Company Stockholder Meeting.

     SECTION 7.3 Director and Officer Insurance. (a) Buyer, Merger Subsidiary and the Company agree that all rights to indemnification and all limitations on liability existing in favor of any officer, director, employee or agent of the Company and any of its subsidiaries (the "Indemnitees") as provided in the Company Certificate of Incorporation, Company By-laws or a Material Contract as in effect as of the date hereof shall survive the Merger and continue in full force and effect. For five years after the Effective Time, Buyer will, and will cause the Surviving Corporation to, provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof. Buyer agrees that, should the Surviving Corporation fail to comply with the obligations of this Section 7.3, Buyer shall be responsible therefor. It is understood that the Indemnitees will seek to be reimbursed for any liability or loss from such Indemnitee's liability insurance policy prior to seeking any other reimbursement provided for herein, including that referred to in the first sentence of this section.

     (b) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person or entity or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that successors and assigns of the Company or the Surviving Corporation, as the case may be, honor the obligations set forth in this Section 7.3 and the agreements set forth in Section 8.6(b) hereof.

     (c) The obligations of the Company, the Surviving Corporation, and Buyer under this Section 7.3 and Section 8.6 hereof shall not be terminated or modified in such a manner as to adversely affect any Person to whom this Section
7.3 or Section 8.6 hereof applies without the consent of such affected Person (it being expressly agreed that the Persons to whom this Section 7.3 and Section 8.6(b) hereof applies shall be third party beneficiaries of this Section 7.3 and
Section 8.6(b) hereof).

     SECTION 7.4 Investment Banking Fees. The Company has provided to Buyer a copy of the DLJ Letter.

                                  ARTICLE VIII

                               COVENANTS OF BUYER
                                AND THE COMPANY

     The parties hereto agree that:

     SECTION 8.1 Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, and to consummate the Merger by April 30, 1999. Nothing in this Section 8.1 or otherwise in this Agreement shall prevent or restrict the Company from entering into a definitive agreement with a third party in connection with an Acquisition Proposal that the Board of Directors determines in good faith, after Consultation with its legal counsel, is a Superior Proposal.

     SECTION 8.2 Certain Filings. The Company and Buyer shall cooperate with one another and use their best commercially reasonable efforts (a) in connection with the preparation of the Company Disclosure Documents and the Offer Documents, and (b) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (c) in seeking promptly any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

     SECTION 8.3 Public Announcements. The initial press releases with respect to the execution of this Agreement shall be approved in advance by both Buyer and the Company. Buyer and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange or foreign securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

     SECTION 8.4 Conveyance Taxes. Buyer and the Company shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications, or other documents regarding any Conveyance Taxes which become payable in connection with the transactions contemplated hereunder that are required or permitted to be filed on or before the Effective Time.

     SECTION 8.5 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     SECTION 8.6 Employee Matters. (a) For a period of one year immediately following the Closing Date Buyer agrees to cause the Surviving Corporation and its Subsidiaries to provide to all active employees of the Company who continue to be employed by the Company as of the Effective Time ("Continuing Employees") coverage under existing benefit plans or arrangements which is no less favorable than those provided to the employees immediately prior to the Closing Date. During the second year following the Closing Date, Buyer agrees to cause the Surviving Corporation and its Subsidiaries to provide Continuing Employees coverage under benefit plans and arrangements no less favorable in the aggregate than those provided to the employees immediately prior to the Closing Date.

     (b) Buyer shall, and shall cause its Subsidiaries to, honor in accordance with their terms all agreements, contracts, arrangements, commitments and understandings described in Schedule 8.6 of the Company Disclosure Schedule.

     SECTION 8.7 Stockholder Litigation. The Company and the Buyer agree that in connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated hereby, the Company will keep Buyer, and any counsel which Buyer may retain, informed of the course of such litigation, to the extent Buyer is not otherwise a party thereto, and the Company agrees that it will consult with Buyer prior to entering into any settlement or compromise of any such stockholder litigation; provided that no such settlement or compromise will be entered into without Buyer's prior written consent, which consent shall not be unreasonably withheld.

                                   ARTICLE IX

                            CONDITIONS TO THE MERGER

     SECTION 9.1 Conditions to the Obligations of Each Party. The obligations of the Company, Buyer and Merger Subsidiary to consummate the Merger are subject to the satisfaction on or prior to the Effective Time of the following conditions, except to the extent permitted by applicable law, that such conditions may be waived:

          (i) if required by the DGCL, this Agreement shall have been adopted by the stockholders of the Company in accordance with such Law;

          (ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired;

          (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and

          (iv) Buyer or Merger Subsidiary shall have purchased the Shares pursuant to the Offer.

                                   ARTICLE X

                                  TERMINATION

     SECTION 10.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

          (i) by mutual written consent of the Company and Buyer;

          (ii) by either the Company or Buyer, if the Offer has not been consummated within 45 business days after the date of execution of this Agreement (as such date may be extended pursuant to the proviso to this sentence, the "Outside Termination Date"); provided, however, that the right to terminate this Agreement under this paragraph shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure to meet the date requirements of this paragraph;

          (iii) by either the Company or Buyer, if there shall be any law or regulation that makes consummation of the Merger illegal or if any judgment, injunction, order or decree enjoining Buyer or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

          (iv) by the Company, if Buyer or Merger Subsidiary breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained herein or breaches its representations and warranties in any material respect;

          (v) by Buyer, if the Company breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained herein or breaches its representations and warranties in any material respect; or

          (vi) by either the Company or Buyer, upon the Company entering into a definitive agreement in connection with an Acquisition Proposal that the Board of Directors determines in good faith, after consultation with its legal counsel is a Superior Proposal.

     The party desiring to terminate this Agreement pursuant to clauses (ii),
(iii), (iv) or (v) shall give written notice of such termination to the other party in accordance with the notice procedures set forth in Section 12.1.

     SECTION 10.2 Effect of Termination. (a) If this Agreement is terminated pursuant to Section 10.1 hereof, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided that the agreements contained in Sections 4.16, 10.2 and 12.4 hereof shall survive the termination hereof; and provided, further that the Confidentiality Agreement shall remain in full force and effect and Section 6.3(b) hereof shall have no binding effect whatsoever.

     (b) In the event that this Agreement is terminated by the Company pursuant to Section 10.1(vi) hereof, the Company shall pay to Buyer by wire transfer of immediately available funds to an account designated by Buyer on the next business day following such termination, an amount equal to $3,000,000.

                                   ARTICLE XI

                                 DEFINED TERMS

     For the purposes of this Agreement, the following terms shall have the following respective meanings:

     "Acquisition Proposal" shall have the meaning set forth in Section 6.4.

     "Affiliate Transaction" shall have the meaning set forth in Section 4.10
(j).

     "Agreement" shall have the meaning set forth in the Introduction.

     "Buyer" shall have the meaning set forth in Introduction.

     "Buyer Disclosure Schedule" shall have the meaning set forth in Section
5.1.

     "Certificate of Merger" shall have the meaning set forth in Section 2.1(b).

     "Closing" shall have the meaning set forth in Section 2.7.

     "Closing Date" shall have the meaning set forth in Section 2.7.

     "Code" shall have the meaning set forth in Section 4.13(e).

     "Company" shall have the meaning set forth in the Introduction.

     "Company By-laws" means the by-laws of the Company as in effect on the date of this Agreement.

     "Company Certificate of Incorporation" means the certificate of incorporation of the Company as in effect on the date of this Agreement.

     "Company Disclosure Documents" shall have the meaning set forth in Section 4.9.

     "Company Disclosure Schedule" shall have the meaning set forth in Section 1.3(c).

     "Company Proxy Statement" shall have the meaning set forth in Section 6.2.

     "Company SEC Documents" shall have the meaning set forth in Section 4.7.

     "Company Securities" shall have the meaning set forth in Section 4.5.

     "Company Stockholder Meeting" shall have the meaning set forth in Section 6.2.

     "Confidentiality Agreement" shall have the meaning set forth in Section
6.3.

     "Continuing Directors" shall have the meaning set forth in Section 1.3(a).

     "Continuing Employees" shall have the meaning set forth in Section 8.6(a).

     "Conveyance Taxes" shall have the meaning set forth in Section 6.5.

     "Date Data" shall have the meaning set forth in Section 4.22.

     "Date-Sensitive System" shall have the meaning set forth in Section 4.22.

     "Depositary" shall have the meaning set forth in Section 2.3(a).

     "DGCL" shall have the meaning set forth in the Introduction.

     "Dissenting Shares" shall have the meaning set forth in Section 2.4.

     "DLJ" shall have the meaning set forth in Section 1.2 (b).

     "Effective Time" shall have the meaning set forth in Section 2.1(b).

     "Employee Benefit Plans" shall have the meaning set forth in Section
4.13(a).

     "Environmental Law" shall have the meaning set forth in Section 4.17(c).

     "ERISA" shall have the meaning set forth in Section 4.13.

     "ERISA Affiliate" shall have the meaning set forth in Section 4.13(a).

     "Exchange Act" shall have the meaning set forth in Section 1.1(a).

     "GAAP" shall have the meaning set forth in Section 4.8.

     "Group" shall have the meaning set forth in Annex I.

     "Governmental Entity" shall have the meaning set forth in Section 4.3.

     "HSR Act" shall have the meaning set forth in Section 4.3.

     "Indemnitees" shall have the meaning set forth in Section 7.3.

     "Knowledge" or "knowledge" means, with respect to the Company and/or any Subsidiary thereof, knowledge of the current President, Chief Financial Officer and Executive Vice President of the Company after reasonable investigation and inquiry commensurate with that of a reasonable person holding such a position with a public company.

     "Licenses" shall have the meaning set forth in Section 4.1.

     "Lien" shall have the meaning set forth in Section 4.4.

     "Material Adverse Effect" shall have the meaning set forth in Section 4.1.

     "Material Contracts" shall have the meaning set forth in Section 4.20.

     "Material Trademarks" shall have the meaning set forth in Section 4.19(a).

     "Merger" shall have the meaning set forth in Section 2.1(a).

     "Merger Consideration" shall have the meaning set forth in Section 2.2(c).

     "Merger Subsidiary" shall have the meaning set forth in the Introduction.

     "Minimum Condition" shall have the meaning set forth in Annex I.

     "Offer" shall have the meaning set forth in the Introduction.

     "Offer Documents" shall have the meaning set forth in Section 1.1(b).

     "Offer Price" shall have the meaning set forth in the Introduction.

     "Option" shall have the meaning set forth in Section 2.5(a).

     "Option Plans" shall have the meaning set forth in Section 2.5(a).

     "Outside Termination Date" shall have the meaning set forth in Section 10.1(ii).

     "PBGC" shall have the meaning set forth in Section 4.13(c).

     "Person" shall have the meaning set forth in Section 2.3(c).

     "Plans" shall have the meaning set forth in Section 4.13(a).

     "Preferred Stock" shall have the meaning set forth in Section 4.5.

     "Qualified Plans" shall have the meaning set forth in Section 4.5.

     "Schedule 14D-9" shall have the meaning set forth in Section 1.2(d).

     "SEC" shall have the meaning set forth in Section 1.1(b).

     "Secretary of State" shall have the meaning set forth in Section 2.1(b).

     "Securities Act" shall have the meaning set forth in Section 4.7.

     "Shares" shall have the meaning set forth in Introduction.

     "single employer" shall have the meaning set forth in Section 4.13(a).

     "Solvent" shall mean, with respect to any Person, that (a) the fair saleable value of the property of such Person is, on the date of determination, greater than the total amount of liabilities (including contingent and unliquidated liabilities) of such Person as of such date, (b) as of such date, such Person is able to pay all of its liabilities as such liabilities mature,
(c) such Person does not have unreasonably small capital for conducting the business theretofore or proposed to be conducted by such Person and its Subsidiaries, and (d) such Person has not incurred nor does it plan to incur debts beyond its ability to pay as they mature. The amount of any contingent or unliquidated liability at any time will be computed as the amount which, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability.

     "Subsidiary" shall have the meaning set forth in Section 4.6.

     "Superior Proposal" shall have the meaning set forth in Section 6.4.

     "Surviving Corporation" shall have the meaning set forth in Section 2.1(a).

     "Tax Return" shall have the meaning set forth in Section 4.12(b)(i).

     "Taxes" shall have the meaning set forth in Section 4.12(b)(i).

     "The 1995 Plan" shall have the meaning set forth in Section 4.5.

     "The 1996 Plan" shall have the meaning set forth in Section 4.5.

     "Year 2000 Compliant" shall have the meaning set forth in Section 4.22.

                                  ARTICLE XII

                                 MISCELLANEOUS

     SECTION 12.1 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

     if to Buyer or Merger Subsidiary, to:

       CustomerONE Holding Corporation
        644 Elliott Street
        Buffalo, New York 14201
        Telecopy: (716) 871-2175
        Attention: Mark Briggs

     with a copy to:

       Mary R. Korby, Esq.
        Weil, Gotshal & Manges LLP
        100 Crescent Court, Suite 1300
        Dallas, Texas 75201
        Telecopy: (214) 746-7777

     if to the Company, to:

       LCS Industries, Inc.
        120 Brighton Road
        Clifton, New Jersey 07012
        Telecopy: (973) 778-7485
        Attention: Pat R. Frustaci
     with copies to:

       Kirkpatrick & Lockhart, L.L.P.
        1251 Avenue of the Americas, 45th Floor
        New York, NY 10020-1104
        Telecopy: (212) 536-3901
        Attention: Peter B. Hirshfield, Esq.

        and:

       Skadden, Arps, Slate, Meagher & Flom LLP
        919 Third Avenue
        New York, New York 10022
        Telecopy: (212) 735-2000
        Attention: Thomas H. Kennedy, Esq.

or such other address or telecopy number as such party may hereafter specify for the purpose of giving notice to the other parties hereto. Each such notice, request or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section
12.1 and the appropriate telecopy confirmation is received or (ii) if given by any other means, when delivered at the address specified in this Section 12.1.

     SECTION 12.2 Nonsurvival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement. All covenants and agreements contained herein which by their terms are to be performed in whole or in part subsequent to the Effective Time shall survive the Merger in accordance with their terms. Nothing contained in this Section 12.2 shall relieve any party from liability for any willful breach of this Agreement.

     SECTION 12.3 Amendments; No Waivers. (a) Except as may otherwise be provided herein, any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Buyer and Merger Subsidiary or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders: (i) reduce the Offer Price; (ii) alter or change the Merger Consideration to be received in exchange for the Shares, or
(iii) alter or change any of the terms or conditions of this Agreement if such alteration or change could adversely affect the holders of any shares of capital stock of the Company.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     SECTION 12.4 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     SECTION 12.5 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Buyer may transfer or assign, in whole or from time to time in part, to one or more of its direct or indirect wholly-owned Subsidiaries, the right to purchase Shares pursuant to the Offer, but any such transfer or assignment will not relieve Buyer of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     SECTION 12.6 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware without regard to conflicts of laws.

     SECTION 12.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

     SECTION 12.8 Third Party Beneficiaries. No provision of this Agreement other than Section 7.3 and Section 8.6 hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     SECTION 12.9 Entire Agreement. This Agreement, including any exhibits, annexes or schedules hereto and the Confidentiality Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all other prior agreements or undertaking with respect thereto, both written and oral.

     SECTION 12.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                            LCS INDUSTRIES, INC.

                                                    /s/ WILLIAM RELLA
                                            ------------------------------------
                                                       William Rella
                                               President and Chief Executive
                                                          Officer

                                            CUSTOMERONE HOLDING CORPORATION

                                                   /s/ MARK R. BRIGGS
                                            ------------------------------------
                                                       Mark R. Briggs
                                                         President

                                            CATALOG ACQUISITION CO.

                                                   /s/ MARK R. BRIGGS
                                            ------------------------------------
                                                       Mark R. Briggs
                                                         President

                                                                         ANNEX I

                            CONDITIONS TO THE OFFER

     Notwithstanding any other provisions of the Offer or this Agreement, Merger Subsidiary shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Subsidiary's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), to pay for and may delay the acceptance for payment of or, subject to the restriction referred to above, the payments for, any Shares validly tendered pursuant to the Offer and may terminate the Offer and not accept for payment any tendered Shares, unless, (i) there shall have been validly tendered and not withdrawn such number of Shares which would constitute a majority of the outstanding Shares determined on a fully diluted basis (or, at the option of Buyer, a lesser number equaling a majority of the Shares on an issued and outstanding basis) (the "Minimum Condition") and (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or this Agreement, Merger Subsidiary shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of this Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Buyer, Merger Subsidiary or any of their respective Subsidiaries which constitutes a breach of this Agreement):

     (a) there shall be instituted and pending by any Governmental Entity any action or proceeding which seeks to (i) prohibit, or materially limit Buyer's or Merger Subsidiary's ownership or operation of all or a material portion of the businesses or assets of the Company and its Subsidiaries, taken as a whole, or compel Buyer or Merger Subsidiary to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, (ii) materially restrict, prevent or prohibit consummation of the Offer, the Merger or any transaction contemplated by the Agreement, (iii) impose material limitations on the ability of Merger Subsidiary or Buyer to exercise full rights of ownership of the Shares, including without limitation, the right to vote the Shares purchased by Merger Subsidiary pursuant to the Offer on all matters properly presented to the Company's stockholders, or (iv) require material divestitures by Buyer or Merger Subsidiary; provided that Buyer shall have used its commercially reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted;

     (b) there shall be any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or applicable to the Offer or the Merger by any Governmental Entity that results in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

     (c) the representations and warranties of the Company set forth in the Agreement shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date where the failure of such representations and warranties to be true and correct have, and could reasonably be expected to have, a Material Adverse Effect on the Company or on the ability of Merger Subsidiary to consummate the Offer or the Merger;

     (d) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under this Agreement where the failure to so comply could reasonably be expected to have, a Material Adverse Effect on the Company or on the ability of Merger Subsidiary to consummate the Offer or the Merger;

     (e) the Agreement shall have been terminated in accordance with its terms;

     (f) any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act), shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 25% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or the Company shall have entered into a definitive agreement or agreement in principle with any person with respect to an Acquisition Proposal or similar business combination with the Company;

     (g) the Company's Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Buyer or Merger Subsidiary (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Agreement, or the Merger, or recommended an Acquisition Proposal, or shall have resolved to do any of the foregoing; or

     (h) there shall have occurred a Material Adverse Effect.

     The foregoing conditions are for the sole benefit of Merger Subsidiary and Buyer and may be waived by Buyer or Merger Subsidiary (except for the Minimum Condition), in whole or in part at any time and from time to time in the sole discretion of Buyer or Merger Subsidiary. The failure by Buyer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.